Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135794
PROSPECTUS
5,000,000 Shares
PFSweb, Inc.
Common Stock
          This prospectus relates to the sale or other disposition of up to 5,000,000 shares of our common stock by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying price determined at the time of sale, or at negotiated prices. Our common stock is listed on the Nasdaq Capital Market under the symbol “PFSW.”
          Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 24, 2006.

INFORMATION CONTAINED IN THIS PROSPECTUS
          You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. In this prospectus and any prospectus supplement, unless otherwise indicated, “PFSweb,” “the Company,” “we,” “us” and “our” refer to PFSweb, Inc. and its subsidiaries, and do not refer to the selling stockholders.
          We own or have rights to use trademarks or trade names that we use in conjunction with the operation of our business. PFSweb and eCOST.com are trademarks of PFSweb and eCOST.com, Inc. respectively, in the United States and/or other countries worldwide. All other brand or product names are trademarks or registered trademarks of their respective owners.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “target,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth below in “Risk Factors,” describe factors, among others, that could contribute to or cause these differences.
          Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY
          The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” beginning on page 4.
THE COMPANY
          PFSweb is a leading provider of outsourcing and supply chain solutions. PFSweb’s service breadth includes logistics and fulfillment, freight and transportation management, real-time order management, kitting and assembly, customer care, facility operations and management, turn-key web-commerce infrastructure, payment processing and financial services and more. Collectively, we define our offering as Business Process Outsourcing because we extend our clients infrastructure and technology capabilities, addressing an entire business transaction cycle from demand generation to product delivery. Our solutions support both business-to-business (“B2B”) and business-to-consumer (“B2C”) sales channels.
          PFSweb serves as the “brand behind the brand” for companies seeking to increase their operation’s efficiencies. As a business process outsourcer, we offer scalable and cost-effective solutions for manufacturers, distributors, online retailers and direct marketing organizations across a wide range of industry segments, from consumer goods to aviation. We provide our clients with seamless and transparent solutions to support their business strategies, allowing them to focus on their core competencies. Leveraging PFSweb’s technology, expertise and proven methodologies, we enable client organizations to develop and deploy new products and implement new business strategies or address new distribution channels rapidly and efficiently through our optimized solutions. Our clients engage us both as a consulting partner to assist them in the design of a business solution as well as a virtual and physical infrastructure partner providing the mission critical operations required to build and manage that business solution. Together, we not only help our clients define new ways of doing business, but also provide them the technology, physical infrastructure and professional resources necessary to quickly implement this new business model. We allow our clients to quickly and dramatically change how they ‘go-to-market.’
          Each client has a unique business model and unique strategic objectives that require highly customized solutions. PFSweb supports clients in a wide array of industries including technology products, consumer goods, aviation, collectibles, luxury goods, food and beverage, apparel and home furnishings. These clients turn to PFSweb for help in addressing a variety of business issues that include customer satisfaction and retention, time-definite logistics, vendor managed inventory and integration, supply chain compression, cost model realignments, transportation management and international expansion, among others. We also act as a constructive agent of change, providing clients the ability to alter their current distribution model, establish direct relationships with end-customers, and reduce the overall time and costs associated with existing distribution channel strategies. Our clients are seeking solutions that will provide them with dynamic supply chain and multi-channel marketing efficiencies, while ultimately delivering a world-class customer service experience.
          In order to further leverage our advanced product distribution, call center and technology infrastructure, we recently merged with eCOST.com, Inc., (“eCOST” or “eCOST.com”) an on-line discount retailer of technology, consumer electronic and other products.
          We derive our revenues from three business segments.
          In our first business segment, a service fee revenue model, we derive our revenues from a broad range of services, including professional consulting, technology collaboration, order management, managed web hosting and web development, customer relationship management, financial services including billing and collection services and working capital solutions, kitting and assembly services, information management and international fulfillment and distribution services and on-line retail sales. We offer our services as an integrated solution, which enables our clients to outsource their complete infrastructure needs to a single source and to focus on their core competencies. Our distribution services are conducted at warehouses that we lease or manage and include real-time inventory management and customized picking, packing and shipping of our clients’ customer orders. We currently offer the ability to provide infrastructure and distribution solutions to clients that operate in a range of vertical markets, including technology manufacturing, computer products, printers, cosmetics, fragile goods, high security collectibles, pharmaceuticals, contemporary home furnishings, apparel, aviation, telecommunications and consumer electronics, among others.
          In our service fee revenue segment, we do not own the underlying inventory or the resulting accounts receivable, but provide management services for these client-owned assets. We typically charge our service fee revenue on a cost-plus basis, a percent of shipped revenue basis or a per-transaction basis, such as a per-minute basis for web-enabled customer contact center services and a per-item basis for fulfillment services. Additional fees are billed for other services. We price our services based on a variety of factors, including the depth and complexity of the services provided, the amount of capital expenditures or systems customization required, the length of contract and other factors.
          Our second business segment is a product revenue model. In this segment, we are primarily a master distributor of product for IBM and certain other clients. In this capacity, we purchase, and thus own, inventory and recognize the corresponding product revenue. As a result, upon the sale of inventory, we own the accounts receivable. Freight costs billed to customers are reflected as components of product revenue. This business segment requires significant working capital requirements, for which we had senior credit facilities to provide for more than $86 million of available financing as of March 31, 2006.
          With the acquisition of eCOST.com in February 2006, we introduced a third business segment which is a web-commerce product revenue model focused on the sale of products to a broad range of consumer and business customers. In this segment we operate as a multi-category online discount retailer of new, “close-out” and refurbished brand-name merchandise. Our web-commerce product line currently offers more than 100,000 products in twelve primary merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless.
          Our capabilities are expansive. To offer the most necessary and resourceful solutions to our clients, we are continually developing capabilities to meet the pressing business issues in the marketplace. Our business objective is to focus on “Leading the Evolution of Outsourcing.” As our tagline suggests, we will continue to evolve our service offering to meet the needs of the marketplace and the demands of unique client requirements. We are most successful when we develop a new capability to enable a client to pursue a new initiative and we are then able to leverage that revolutionary development across other client or prospect solutions, as it becomes “best practice” in the marketplace. Our team of experts design and build diverse solutions for Fortune 1000, Global 2000 and major brand name clients around a flexible core of technology and physical infrastructure that includes:
•	Technology collaboration provided by our suite of technology services, called the Entente Suite(SM), that are e-commerce and collaboration services that enable buyers and suppliers to fully automate their business transactions within their supply chain. Entente supports industry standard collaboration techniques including XML based protocols such as Biztalk and RosettaNet, real-time application interfaces, text file exchanges via secured FTP, and traditional electronic data interchange (“EDI”);

•	Managed hosting and Internet application development services, including web site design, creation, integration and ongoing maintenance, support and enhancement of web sites;

•	Order management, including order processing from any source of entry, back order processing and future order processing, tracking and tracing, credit management, electronic payment processing, calculation and collection of sales tax and VAT, comprehensive freight calculation and email notification, all with multiple currency and language options;

•	Customer Relationship Management (“CRM”), including interactive voice response (“IVR”) technology and web-enabled customer contact services through world-class call centers utilizing voice, e-mail, voice over internet protocol (“VOIP”) and internet chat communications that are fully integrated with real-time systems and historical data archives to provide complete customer lifecycle management;

•	International fulfillment and distribution services, including warehouse management, inventory management, vendor managed inventory, inventory postponement, product warehousing, order picking and packing, freight and transportation management and reverse logistics;

•	Facility Operations and Management (“FOM”) that includes process reengineering, facility design and engineering and employee administration;

•	Kitting and assembly services, including light assembly, procurement services, Supplier Relationship Management, specialized kitting, and supplier consigned inventory hub in our distribution facilities or co-located in other facilities;

•	Information management, including real-time data interfaces, data exchange services and data mining;

•	Financial services, including secure on-line credit card processing related services, fraud protection, invoicing, credit management and collection, and working capital solutions; and

•	Professional consulting services, including a consultative team of experts that customize solutions to each client and continuously seek out ways to increase efficiencies and produce benefits for the client.
          Our principal executive offices are located at 500 North Central Expressway Plano, Texas 75074, and our telephone number is (972) 881-2900. Our Internet address is www.pfsweb.com. The information on our website is not incorporated by reference into this prospectus.
THE OFFERING
          On June 1, 2006, we sold an aggregate of 5,000,000 shares of our common stock at $1.00 per share to the selling stockholders, in a private placement transaction that was exempt from the registration requirements of federal and state securities laws. We are registering the 5,000,000 shares of our common stock that were issued by us in this transaction for resale or other disposition by the selling stockholders. We are also registering any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock. We will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices, at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

RISK FACTORS
          An investment in our shares being offered in this prospectus involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially adversely affected and the trading price of our common stock could decline.
Risks Related to PFSweb
We anticipate incurring significant expenses in the foreseeable future, which may reduce our ability to achieve or maintain profitability.
          To reach our business growth objectives, we may increase our operating and marketing expenses, as well as capital expenditures. To offset these expenses, we will need to generate additional profitable business. If our revenue grows slower than either we anticipate or our clients’ projections indicate, or if our operating and marketing expenses exceed our expectations, we may not generate sufficient revenue to be profitable or be able to sustain or increase profitability on a quarterly or an annual basis in the future. Additionally, if our revenue grows slower than either we anticipate or our clients’ projections indicate, we may incur unnecessary or redundant costs and our operating results could be adversely affected.
Our operating results are materially impacted by our client mix and the seasonality of their business.
          Our business is materially impacted by our client mix and the seasonality of their business. Based upon our current client mix and their current projected business volumes, we anticipate our service fee revenue business activity will be at its lowest in the first quarter of our fiscal year and that our product revenue business activity will be at its highest in the fourth quarter of our fiscal year. We believe results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year. We are unable to predict how the seasonality of future clients’ business may affect our quarterly revenue and whether the seasonality may change due to modifications to a client’s business. As such, we believe that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year.
Changes to financial accounting standards may affect our reported results of operations.
          We prepare our financial statements to conform to generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions which were completed before a change is announced. Accounting rules affecting many aspects of our business, including rules relating to accounting for asset impairments, revenue recognition, arrangements involving multiple deliverables, employee stock purchase plans and stock option grants, have recently been revised or are currently under review. Changes to those rules or current interpretation of those rules may have a material adverse effect on our reported financial results or on the way we conduct our business.
We operate with significant levels of indebtedness and are required to comply with certain financial and non-financial covenants; we are required to maintain a minimum level of subordinated loans to our subsidiary Supplies Distributors; and we have guaranteed certain indebtedness and obligations of our subsidiaries Supplies Distributors and eCOST.
          As of March 31, 2006, our total credit facilities outstanding, including debt, capital lease obligations and our vendor accounts payable related to financing of IBM product inventory, was approximately $86.0 million. Certain of the credit facilities have maturity dates in calendar year 2007 or after, but are classified as current liabilities in our consolidated financial statements. We cannot provide assurance that our credit facilities will be renewed by the lending parties. Additionally, these credit facilities include both financial and non-financial covenants, many of which also include cross default provisions applicable to other agreements. These covenants also restrict our ability to transfer funds among our various subsidiaries, which may adversely affect the ability of our subsidiaries to operate their businesses or comply with their respective loan covenants. We cannot provide assurance that we will be able to maintain compliance with these covenants. Any non-renewal or any default under any of our credit facilities would have a material adverse impact upon our business and financial condition. In addition we have provided $6.5 million of subordinated indebtedness to Supplies Distributors, the minimum level required under certain credit facilities as of March 31, 2006. The maximum level of this subordinated indebtedness to Supplies Distributors that may be provided without approval from our lenders is $8.0 million. The restrictions on increasing this amount without lender approval may limit our ability to comply with certain loan covenants or further grow and develop Supplies Distributors’ business. We have guaranteed most of the indebtedness of Supplies Distributors. Furthermore, we are obligated to repay any over-advance made to Supplies Distributors by its lenders to the extent Supplies Distributors is unable to do so. We have also guaranteed eCOST’s $15 million credit line with Wachovia, as well as certain of its vendor trade payables. We currently expect that it may be necessary to provide additional guarantees of certain eCOST vendor trade payables in the future.
We are dependent on our key personnel, and we need to hire and retain skilled personnel to sustain our business.
          Our performance is highly dependent on the continued services of our executive officers and other key personnel, the loss of any of whom could materially adversely affect our business. In addition, we need to attract and retain other highly-skilled, technical and managerial personnel for whom there is intense competition. We cannot assure you that we will be able to attract and retain the personnel necessary for the continuing growth of our business. Our inability to attract and retain qualified technical and managerial personnel would materially adversely affect our ability to maintain and grow our business.
We are subject to risks associated with our international operations.
          We currently operate a 150,000 square foot distribution center in Liege, Belgium and a 13,000 square foot distribution center in Richmond Hill, Canada, near Toronto, both of which currently have excess capacity. We cannot assure you that we will be successful in expanding in these or any additional international markets. In addition to the uncertainty regarding our ability to generate revenue from foreign operations and expand our international presence, there are risks inherent in doing business internationally, including:
•	changing regulatory requirements;

•	legal uncertainty regarding foreign laws, tariffs and other trade barriers;

•	political instability;

•	potentially adverse tax consequences;

•	foreign currency fluctuations; and

•	cultural differences.
          Any one or more of these factors could materially adversely affect our business in a number of ways, such as increased costs, operational difficulties and reductions in revenue.

We are uncertain about our need for and the availability of additional funds.
          Our future capital needs are difficult to predict. We may require additional capital to take advantage of unanticipated opportunities, including strategic alliances and acquisitions and to fund capital expenditures, or to respond to changing business conditions and unanticipated competitive pressures. In addition, eCOST is now a wholly-owned subsidiary and is expected to need additional financing as well. We may also require additional funds to finance operating losses, including continuing operating losses currently anticipated to be incurred by eCOST. Should these circumstances arise, our existing cash balance and credit facilities may be insufficient and we may need to raise additional funds either by borrowing money or issuing additional equity. We cannot assure you that such resources will be adequate or available for all of our future financing needs. Our inability to finance our growth, either internally or externally, may limit our growth potential and our ability to execute our business strategy. If we are successful in completing an additional equity financing, this could result in further dilution to our stockholders or reduce the market value of our common stock.
We may engage in future strategic alliances or acquisitions that could dilute our existing stockholders, cause us to incur significant expenses or harm our business.
          We may review strategic alliance or acquisition opportunities that would complement our current business or enhance our technological capabilities. Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through borrowing money or completing public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may not be able to operate any acquired businesses profitably or otherwise implement our growth strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions could also result in incremental expenses and the incurrence of debt and contingent liabilities, any of which could harm our operating results.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business, and the trading price of our common stock.
          We have begun a process to document and evaluate our internal controls over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Based on the current requirements, and our current public float, we are not required to comply with Section 404. However, in this regard, our management has been dedicating internal resources, has engaged outside consultants and has begun to develop a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, and (iii) validate through testing that controls are functioning as documented. If we fail to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.
Risks Related to Our Business Process Outsourcing Business
Our service fee revenue and gross margin is dependent upon our clients’ business and transaction volumes and our costs; many of our client service agreements are terminable by the client at will; we may incur financial penalties if we fail to meet contractual service levels under certain client service agreements.
          Our service fee revenue is primarily transaction based and fluctuates with the volume of transactions or level of sales of the products by our clients for whom we provide transaction management services. If we are unable to retain existing clients or attract new clients or if we dedicate significant resources to clients whose business does not generate sufficient revenue or whose products do not generate substantial customer sales, our business may be materially adversely affected. Moreover, our ability to estimate service fee revenue for future periods is substantially dependent upon our clients’ and our own projections, the accuracy of which has been, and will continue to be, unpredictable. Therefore, our planning for client activity and targeted goals for service fee revenue and gross margin may be materially adversely affected by incomplete, delayed or inaccurate projections. In addition, many of our service agreements with our clients are terminable by the client at will. Therefore, we cannot assure you that any of our clients will continue to use our services for any period of time. The loss of a significant amount of service fee revenue due to client terminations could have a material adverse effect on our ability to cover our costs and thus on our profitability. Certain of our client service agreements contain minimum service level requirements and impose financial penalties if we fail to meet such requirements. The imposition of a substantial amount of such penalties could have a material adverse effect on our business and operations.
Our business is subject to the risk of customer and supplier concentration.
          For the three months ended March 31, 2006, the prime contractor to a U.S. government agency (for whom we are a subcontractor), a consumer products company and Xerox Corporation represented approximately 22%, 21% and 12%, respectively, of our total service fee revenue, net of pass-through revenue. The loss of, or non-payment of invoices by, any or all of such prime contractor to the U.S. agency, consumer products company or Xerox as clients would have a material adverse effect upon our business. In particular, the agreement under which we provide services to such clients are terminable at will upon notice by such clients.
          Substantially all of our subsidiary Supplies Distributors’ product revenue is generated by sales of product purchased under master distributor agreements with IBM and is dependent on IBM’s business. Our Supplies Distributor product revenue business is dependent upon our master distributor relationship with IBM and the continuing market for IBM products. A termination of the relationship with IBM or a decline in customer demand for such products could have a material adverse effect on our business. Sales to one customer accounted for approximately 12% of our total product revenues for the three months ended March 31, 2006. The loss of any one or more of such customers, or non-payment of any material amount by these or any other customer, would have a material adverse effect upon our business.
Our systems may not accommodate significant growth in our number of clients.
          Our success depends on our ability to handle a large number of transactions for many different clients in various product categories. We expect that the volume of transactions will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our operations. We cannot assure you of our ability to efficiently manage a large number of transactions. If we are not able to maintain an appropriate level of operating performance, we may develop a negative reputation, and impair existing and prospective client relationships and our business would be materially adversely affected.
We may not be able to recover all or a portion of our start-up costs associated with one or more of our clients.
          We generally incur start-up costs in connection with the planning and implementation of business process solutions for our clients. Although we generally attempt to recover these costs from the client in the early stages of the client relationship, or upon contract termination if the client terminates without cause prior to full amortization of these costs, there is a risk that the client contract may not fully cover the start-up costs. To the extent start-up costs exceed the start-up fees received, excess costs will be expensed as incurred. Additionally, in connection with new client contracts we generally incur capital expenditures associated with assets whose primary use is related to the client solution. There is a risk that the contract may end before expected and we may not recover the full amount of our capital costs.

Our revenue and margins may be materially impacted by client transaction volumes that differ from client projections and business assumptions.
          Our pricing for client transaction services, such as call center and fulfillment, is often based upon volume projections and business assumptions provided by the client and our anticipated costs to perform such work. In the event the actual level of activity or cost is substantially different from the projections or assumptions, we may have insufficient or excess staffing, incremental costs or other assets dedicated for such client that may negatively impact our margins and business relationship with such client. In the event we are unable to meet the service levels expected by the client, our relationship with the client will suffer and may result in financial penalties and/or the termination of the client contract.
We face competition from many sources that could adversely affect our business.
          Many companies offer, on an individual basis, one or more of the same services we do, and we face competition from many different sources depending upon the type and range of services requested by a potential client. Our competitors include vertical outsourcers, which are companies that offer a single function, such as call centers, public warehouses or credit card processors. We compete against transportation logistics providers who offer product management functions as an ancillary service to their primary transportation services. We also compete against other business process outsourcing providers, who perform many similar services as us. Many of these companies have greater capabilities than we do for the single or multiple functions they provide. In many instances, our competition is the in-house operations of its potential clients themselves. The in-house operations of potential clients often believe that they can perform the same services we do, while others are reluctant to outsource business functions that involve direct customer contact. We cannot be certain that we will be able to compete successfully against these or other competitors in the future.
Our sales and implementation cycles are highly variable and our ability to finalize pending contracts may cause our operating results to vary widely.
          The sales cycle for our services is variable, typically ranging between several months to up to a year from initial contact with the potential client to the signing of a contract. Occasionally the sales cycle requires substantially more time. Delays in signing and executing client contracts may affect our revenue and cause our operating results to vary widely. We believe that a potential client’s decision to purchase our services is discretionary, involves a significant commitment of the client’s resources and is influenced by intense internal and external pricing and operating comparisons. To successfully sell our services, we generally must educate our potential clients regarding the use and benefit of our services, which can require significant time and resources. Consequently, the period between initial contact and the purchase of our services is often long and subject to delays associated with the lengthy approval and competitive evaluation processes that typically accompany significant operational decisions. Additionally, the time required to finalize pending contracts and to implement our systems and integrate a new client can range from several weeks to many months. Delays in signing and integrating new clients may affect our revenue and cause our operating results to vary widely.
We are subject to disputes with clients, customers and other authorities which, if not resolved in our favor, may materially adversely affect our results of operations.
          In the ordinary course of our business, one or more of our clients or customers may dispute our invoices for services rendered or other charges. As of March 31, 2006, an aggregate of approximately $1.1 million of our invoices were in dispute. Although we believe we will resolve these disputes in our favor, the failure to do so may have a material adverse effect on our results of operations. We also receive municipal tax abatements in certain locations. During 2004 we received notice from a municipality that we did not satisfy certain criteria necessary to maintain the abatements. We plan to dispute the notice, but if the dispute is not resolved favorably, additional taxes of approximately $0.4 million to $0.5 million could be assessed against us for each of the calendar years 2005 and 2004.

Our business could be adversely affected by a systems or equipment failure, whether that of us or our clients.
          Our operations are dependent upon our ability to protect our distribution facilities, customer service centers, computer and telecommunications equipment and software systems against damage and failures. Damage or failures could result from fire, power loss, equipment malfunctions, system failures, natural disasters and other causes. If our business is interrupted either from accidents or the intentional acts of others, our business could be materially adversely affected. In addition, in the event of widespread damage or failures at our facilities, our short-term disaster recovery and contingency plans and insurance coverage may not be sufficient.
          Our clients’ businesses may also be harmed from any system or equipment failures we experiences. In that event, our relationship with these clients may be adversely affected, we may lose these clients, our ability to attract new clients may be adversely affected and we could be exposed to liability.
          Interruptions could also result from the intentional acts of others, like “hackers.” If our systems are penetrated by computer hackers, or if computer viruses infect our systems, our computers could fail or proprietary information could be misappropriated.
          If our clients suffer similar interruptions in their operations, for any of the reasons discussed above or for others, our business could also be adversely affected. Many of our clients’ computer systems interface with our systems. If our clients suffer interruptions in their systems, the link to our systems could be severed and sales of the client’s products could be slowed or stopped.
A breach of our e-commerce security measures could reduce demand for its services. Credit card fraud and other fraud could adversely affect our business.
          A requirement of the continued growth of e-commerce is the secure transmission of confidential information over public networks. A party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any compromise or elimination of our security could reduce demand for our services.
          We may be required to expend significant capital and other resources to protect against security breaches or to address any problem they may cause. Because our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage its reputation, cause us to lose clients, impact our ability to attract new clients and we could be exposed to litigation and possible liability. Our security measures may not prevent security breaches, and failure to prevent security breaches may disrupt our operations. In certain circumstances, we do not carry insurance against the risk of credit card fraud and other fraud, so the failure to adequately control fraudulent transactions on our client’s behalf could increase our expenses.
We may be a party to litigation involving our e-commerce intellectual property rights.
          In recent years, there has been significant litigation in the United States involving patent and other intellectual property rights. We may be a party to intellectual property litigation in the future to protect our trade secrets or know-how. United States patent applications are confidential until a patent is issued and most technologies are developed in secret. Accordingly, we are not, and cannot be, aware of all patents or other intellectual property rights of which our services may pose a risk of infringement. Others asserting rights against us could force us to defend ourself or our customers against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend any such litigation.
If the trend toward outsourcing does not continue, our business will be adversely affected.
          Our business could be materially adversely affected if the trend toward outsourcing declines or reverses, or if corporations bring previously outsourced functions back in-house. Particularly during general economic downturns, businesses may bring in-house previously outsourced functions to avoid or delay layoffs. The continued threat of terrorism within the United States and abroad and the potential for sustained military action may cause disruption to commerce and economic conditions, both domestic and foreign, which could have a material adverse effect upon our business and new client prospects.
Our market is subject to rapid technological change and to compete we must continually enhance our systems to comply with evolving standards.
          To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our services and the underlying network infrastructure. If we are unable to adapt to changing market conditions, client requirements or emerging industry standards, our business could be adversely affected. The internet and e-commerce environments are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our technology and systems obsolete. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing services and develop new services. We must continue to address the increasingly sophisticated and varied needs of our clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of proprietary technology involves significant technical and business risks. We may fail to develop new technologies effectively or to adapt our proprietary technology and systems to client requirements or emerging industry standards.
Risks Related to our Recent Merger with eCOST
We may fail to realize the anticipated synergies, cost savings, growth opportunities and other benefits expected from the merger, which could adversely affect the value of our common stock.
          We entered into a merger with eCOST with the expectation that the merger will result in synergies, cost savings, growth opportunities and other benefits to the combined company. However, the ability to realize these anticipated benefits of the merger will depend, in part, on our ability to integrate the business of eCOST with our business. The integration of two independent companies is a complex, costly and time-consuming process. It is possible that these integration efforts will not be completed as smoothly as planned or that these efforts will divert management attention for an extended period of time. Delays or operational issues encountered in the integration process could have a material adverse effect on the revenues, expenses, operating results and financial condition for us. Although we expect significant benefits, such as increased cost savings, to result from the merger, there can be no assurance that we will realize any of these anticipated benefits.
Stockholders may receive a lower return on their investment after the merger.
          Although we believe that the merger will create financial, operational and strategic benefits for the combined company and its stockholders, these benefits may not be achieved. The combination of our businesses, even if conducted in an efficient, effective and timely manner, may not result in combined financial performance that is better than what our company would have achieved independently if the merger had not occurred.
Uncertainty regarding the merger may cause clients, customers, suppliers and others to delay or defer decisions concerning us and eCOST, which may harm the results of operations of either or both companies.
          In response to our completion of the merger, clients, customers and suppliers may delay or defer outsourcing, purchasing or supply decisions or otherwise alter existing relationships with us and eCOST. Prospective clients and customers could be reluctant to contract for the combined company’s services or purchase the combined company’s products due to uncertainty about the combined company’s ability to efficiently provide products and services. In addition, clients, customers, suppliers and others may also seek to terminate or change existing agreements with us or eCOST as a result of the merger. These and other actions by clients, customers, suppliers and others could negatively affect the business of the combined company.

Uncertainties associated with the merger may cause us and eCOST to lose key personnel.
          Our current and prospective employees and eCOST employees may experience uncertainty about their future roles with the combined company until or after strategies with regard to the combined company are announced or executed. In addition, eCOST does not have employment agreements with any of its key employees other than with its Chief Executive Officer, Adam Shaffer. These uncertainties may adversely affect PFSweb’s and eCOST’s ability to attract and retain key management, sales, marketing and technical personnel. If a substantial number of key employees leave as a result of the merger, or the combined company fails to attract key personnel, the combined company’s business could be adversely affected.
eCOST may be required to indemnify PC Mall for taxes arising as a result of the merger.
          In connection with the consummation of the merger, eCOST received a written opinion from its legal counsel to the effect that the merger should not cause Section 355(e) of the Internal Revenue Code to apply to the April 2005 spin-off of eCOST from its former parent, PC Mall. Such opinion was based on certain factual representations made by PC Mall and eCOST and certain factual and legal assumptions made by eCOST’s legal counsel. Such opinion represented such legal counsel’s best judgment regarding the application of the U.S. federal income tax laws, but is not binding on the IRS or the courts. No assurance can be given that the IRS will not assert a contrary position or that any such contrary position would not be sustained by a court. If the Merger does cause Section 355(e) to apply to the April 2005 spin-off of eCOST from PC Mall, eCOST must indemnify PC Mall for any resulting tax-related liabilities.
Risks Related to eCOST
eCOST may not be able to achieve or maintain profitability.
          eCOST has incurred continuing operating losses and may not be able to achieve or maintain profitability on a quarterly or annual basis. eCOST’s ability to achieve or maintain profitability depends on a number of factors, including its ability to:
•	increase sales;

•	maintain and expand vendor relationships;

•	obtain additional and increase existing trade credit with key suppliers;

•	generate sufficient gross profit; and

•	control costs and generate the expected synergies applicable to the merger.
eCOST needs additional financing and may not be able to obtain additional financing on favorable terms or at all, which could increase its costs and limit its ability to grow.
          eCOST needs to obtain additional financing and there can be no assurance that it will be able to obtain additional financing on commercially reasonable terms or at all. eCOST’s failure to obtain additional financing or its inability to obtain financing on acceptable terms could materially adversely affect its ability to achieve profitability and grow its business.

eCOST’s operating results are difficult to predict.
          eCOST’s operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which it cannot control. eCOST operates in a highly dynamic industry and future results could be subject to significant fluctuations. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of eCOST operating results are not necessarily a good indication of its future performance. Some of the factors that could cause eCOST’s operating results to fluctuate include:
•	price competition that results in lower sales volumes, lower profit margins, or net losses;

•	fluctuations in coupon redemption rates;

•	the amount, timing and impact of advertising and marketing costs;

•	eCOST’s ability to successfully implement new technologies or software systems;

•	eCOST’s ability to obtain sufficient financing;

•	changes in the number of visitors to the eCOST website or eCOST’s inability to convert those visitors into customers;

•	technical difficulties, including system or Internet failures;

•	fluctuations in the demand for eCOST products or overstocking or understocking of products;

•	fluctuations in revenues and shipping costs, particularly during the holiday season;

•	economic conditions generally or economic conditions specific to the Internet, online commerce, the retail industry or the mail order industry;

•	changes in the mix of products that eCOST sells; and

•	fluctuations in levels of inventory theft, damage or obsolescence.
The failure of eCOST to improve its financial and operating performance may result in a failure of eCOST to comply with its financial covenants
          In the event eCOST is unable to increase its revenue and/or gross profit from its present levels and does not achieve the operating efficiencies targeted to occur upon completion of its integration into PFSweb’s infrastructure, it may fail to comply with one or more of the financial covenants required under its working capital line of credit. In such event, absent a waiver, the working capital lender would be entitled to accelerate all amounts outstanding thereunder and exercise all other rights and remedies, including sale of collateral and payment under the PFSweb parent guaranty.
If eCOST fails to accurately predict its inventory risk, its margins may decline as a result of write-downs of its inventory due to lower prices obtained from older or obsolete products.
          Some of the products eCOST sells on its website are characterized by rapid technological change, obsolescence and price erosion (for example, computer hardware, software and consumer electronics), and because eCOST may sometimes stock large quantities of particular types of inventory, inventory reserves may be required or may subsequently prove insufficient, and additional inventory write-downs may be required.

Increased product returns or a failure to accurately predict product returns could decrease eCOST’s revenues and impact profitability.
          eCOST makes allowances for product returns in its financial statements based on historical return rates. eCOST is responsible for returns of certain products ordered through its website from its distribution center as well as products that are shipped to its customers directly from its vendors. If eCOST’s actual product returns significantly exceed its allowances for returns, especially as eCOST expands into new product categories, its revenues and profitability could decrease. In addition, because eCOST’s allowances are based on historical return rates, the introduction of new merchandise categories, new products, changes in its product mix, or other factors may cause actual returns to exceed return allowances, perhaps significantly. In addition, any policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers.
eCOST’s ability to offer a broad selection of products at competitive prices is dependent on its ability to maintain existing and build new relationships with manufacturers and vendors. eCOST does not have long-term agreements with its manufacturers or vendors and some of its manufacturers and vendors compete directly with eCOST.
          eCOST purchases products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom eCOST considers its vendors. During 2005 and 2004, eCOST offered products on its website from over 1,000 third-party manufacturers. eCOST does not have any long-term agreements with any of these vendors. Any agreements with vendors governing eCOST’s purchase of products are generally terminable by either party upon 30 days’ notice or less. In general, eCOST agrees to offer products on its website and the vendors agree to provide eCOST with information about their products and honor eCOST customer service policies. If eCOST does not maintain relationships with vendors on acceptable terms, including favorable product pricing and vendor consideration, it may not be able to offer a broad selection of products or continue to offer products at competitive prices, and customers may choose not to shop at the eCOST website. In addition, some vendors may decide not to offer particular products for sale on the Internet, and others may avoid offering their new products to retailers such as eCOST who offer a mix of close-out and refurbished products in addition to new products. From time to time, vendors may terminate eCOST’s right to sell some or all of their products, change the applicable terms and conditions of sale or reduce or discontinue the incentives or vendor consideration that they offer. Any such termination or the implementation of such changes could have a negative impact on eCOST’s operating results. Additionally, some products are subject to manufacturer or distributor allocation, which limits the number of units of those products that are available to eCOST and other resellers.
          eCOST’s revenue is dependent in part on sales of HP and HP-related products, which represented 31% of eCOST’s net sales for the three months ended March 31, 2006.
eCOST is dependent on the success of its advertising and marketing efforts, which are costly and may not achieve desired results, and on its ability to attract customers on cost-effective terms.
          eCOST’s revenues depend on its ability to advertise and market its products effectively. Increases in the costs of advertising and marketing, including costs of online advertising, paper and postage costs, costs and fees of third-party service providers and the costs of complying with applicable regulations, may limit eCOST’s ability to advertise and market its business without impacting its profitability. If eCOST’s advertising and marketing efforts prove ineffective or do not produce a sufficient level of sales to cover their costs, or if eCOST decreases its advertising or marketing activities due to increased costs, restrictions enacted by regulatory agencies or for any other reason, eCOST’s revenues and profit margins may decrease. eCOST’s success depends on its ability to attract customers on cost-effective terms. eCOST has relationships with online services, search engines, shopping engines, directories and other websites and e-commerce businesses through which it provide advertising banners and other links that direct customers to the eCOST website. eCOST expects to rely on these relationships as significant sources of traffic to the eCOST website and to generate new customers. If eCOST is unable to develop or maintain these relationships on acceptable terms, its ability to attract new customers on a cost-effective basis could be harmed. In addition, certain of eCOST’s existing online marketing agreements require it to pay fixed placement fees or fees for directing visits to the eCOST website, neither of which may convert into sales.

Because eCOST experiences seasonal fluctuations in its revenues, its quarterly results may fluctuate.
          eCOST’s business is moderately seasonal, reflecting the general pattern of peak sales for the retail industry during the holiday shopping season. Typically, a larger portion of its revenues occur during the first and fourth fiscal quarters. eCOST believes that its historical revenue growth makes it difficult to predict the effect of seasonality on its future revenues and results of operations. In anticipation of increased sales activity during the first and fourth quarter, eCOST incurs additional expenses, including higher inventory and staffing costs. If sales for the first and fourth quarter do not meet anticipated levels, then increased expenses may not be offset which could decrease eCOST’s profitability. If eCOST were to experience lower than expected sales during its first or fourth quarter, for any reason, it would decrease eCOST’s profitability.
eCOST’s business may be harmed by fraudulent activities on its website.
          eCOST has received in the past, and anticipates that it will receive in the future, communications from customers due to purported fraudulent activities on the eCOST website. Negative publicity generated as a result of fraudulent conduct by third parties could damage eCOST’s reputation and diminish the value of its brand name. Fraudulent activities on eCOST’s website could also subject it to losses. eCOST expects to continue to receive requests from customers for reimbursement due to purportedly fraudulent activities or threats of legal action if no reimbursement is made.
eCOST’s business could be subject to political, economic and other risks associated with the Philippines.
          To reduce costs, eCOST is evaluating shifting certain of its operations to the Philippines, which would subject eCOST to political, economic and other uncertainties, including expropriation, nationalization, renegotiation, or nullification of existing contracts, currency exchange restrictions and international monetary fluctuations. Furthermore, the Philippines has experienced violence related to guerrilla activity.
Delivery of eCOST’s products could be delayed or disrupted by factors beyond its control, and it could lose customers as a result.
          eCOST relies upon third party carriers for timely delivery of its product shipments. As a result, eCOST is subject to carrier disruptions and increased costs due to factors that are beyond its control, including employee strikes, inclement weather and increased fuel costs. Any failure to deliver products to customers in a timely and accurate manner may damage eCOST’s reputation and brand and could cause it to lose customers. eCOST does not have a written long-term agreement with any of these third party carriers, and it cannot be sure that these relationships will continue on terms favorable to eCOST, if at all. If eCOST’s relationship with any of these third party carriers is terminated or impaired or if any of these third parties is unable to deliver products, eCOST would be required to use alternative carriers for the shipment of products to customers. eCOST may be unable to engage alternative carriers on a timely basis or on favorable terms, if at all. Potential adverse consequences include:
•	reduced visibility of order status and package tracking;

•	delays in order processing and product delivery;

•	increased cost of delivery, resulting in reduced margins; and

•	reduced shipment quality, which may result in damaged products and customer dissatisfaction.

If eCOST does not successfully expand its website and processing systems to accommodate higher levels of traffic and changing customer demands, it could lose customers and its revenues could decline.
          To remain competitive, eCOST must continue to enhance and improve the functionality and features of its website. If eCOST fails to upgrade its website in a timely manner to accommodate higher volumes of traffic, its website performance could suffer and eCOST may lose customers. The Internet and the e-commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, eCOST’s existing website and systems may become obsolete or unattractive. Developing the eCOST website and other systems entails significant technical and business risks. eCOST may face material delays in introducing new services, products and enhancements. If this happens, customers may forgo the use of eCOST’s website and use those of its competitors. eCOST may use new technologies ineffectively, or it may fail to adapt its website, transaction processing systems and computer network to meet customer requirements or emerging industry standards.
If eCOST fails to successfully expand its merchandise categories and product offerings in a cost-effective and timely manner, its reputation and the value of its new and existing brands could be harmed, customer demand for its products could decline and its profit margins could decrease.
          eCOST has generated the substantial majority of its revenues during the past five years from the sale of computer hardware, software and accessories and consumer electronics products. In the past 18 months eCOST launched several new product categories, including digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. While its merchandising platform has been incorporated into and tested in the online computer and consumer electronics retail markets, eCOST cannot predict with certainty whether it can be successfully applied to other product categories. In addition, expansion of its business strategy into new product categories may require eCOST to incur significant marketing expenses, develop relationships with new vendors and comply with new regulations. eCOST may lack the necessary expertise in a new product category to realize the expected benefits of that new category. These requirements could strain managerial, financial and operational resources. Additional challenges that may affect eCOST’s ability to expand into new product categories include its ability to:
•	establish or increase awareness of new brands and product categories;

•	acquire, attract and retain customers at a reasonable cost;

•	achieve and maintain a critical mass of customers and orders across all product categories;

•	attract a sufficient number of new customers to whom new product categories are targeted;

•	successfully market new product offerings to existing customers;

•	maintain or improve gross margins and fulfillment costs;

•	attract and retain vendors to provide an expanded line of products to customers on terms that are acceptable; and

•	manage inventory in new product categories.
     eCOST cannot be certain that it will be able to successfully address any or all of these challenges in a manner that will enable it to expand its business into new product categories in a cost-effective or timely manner. If eCOST’s new categories of products or services are not received favorably, or if its suppliers fail to meet eCOST’s customers’ expectations, eCOST’s results of operations would suffer and its reputation and the value of the applicable new brand and other brands could be damaged. The lack of market acceptance of eCOST new product categories or inability to generate satisfactory revenues from any expanded product categories to offset their cost could harm eCOST’s business.
If eCOST is unable to provide satisfactory customer service, it could lose customers.
     eCOST’s ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of its customer service operations. Any material disruption or slowdown in its order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. If eCOST is unable to continually provide adequate staffing and training for its customer service operations, its reputation could be seriously harmed and eCOST could lose customers. Because eCOST’s success depends in large part on keeping its customers satisfied, any failure to provide high levels of customer service would likely impair its reputation and decrease its revenues.
eCOST may not be able to compete successfully against existing or future competitors.
     The market for online sales of the products eCOST offers is intensely competitive and rapidly evolving. eCOST principally competes with a variety of online retailers, specialty retailers and other businesses that offer products similar to or the same as eCOST’s products. Increased competition is likely to result in price reductions, reduced revenue and gross margins and loss of market share. eCOST expects competition to intensify in the future because current and new competitors can enter the market with little difficulty and can launch new websites at a relatively low cost. In addition, some of eCOST’s product vendors have sold, and continue to intensify their efforts to sell, their products directly to customers. eCOST currently or potentially competes with a variety of businesses, including:
•	other multi-category online retailers such as Amazon.com and Buy.com;

•	online discount retailers of computer and consumer electronics merchandise such as Computers4Sure, NewEgg and TigerDirect;

•	liquidation e-tailers such as Overstock.com and SmartBargains.com;

•	consumer electronics and office supply superstores such as Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax and Staples; and

•	manufacturers such as Apple, Dell, Gateway, Hewlett-Packard and IBM, that sell directly to customers.
Many of the current and potential competitors described above have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than eCOST. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Some of eCOST’s competitors may be able to secure products from manufacturers or vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than eCOST is able to.
If the protection of eCOST’s trademarks and proprietary rights is inadequate, its brand and reputation could be impaired and it could lose customers.
     eCOST has six trademarks that it considers to be material to the successful operation of business: eCOST(R), eCOST.com(R), eCOST.com Bargain Countdown™, eCOST.com Your Online Discount Superstore!™,

Bargain Countdown™ and Bargain Countdown Platinum Club™. eCOST currently uses all of these marks in connection with telephone, mail order, catalog and online retail services. eCOST also has several additional pending trademark applications. eCOST relies on trademark and copyright law, trade secret protection and confidentiality agreements with its employees, consultants, suppliers and others to protect its proprietary rights. eCOST’s applications may not be granted, and eCOST may not be able to secure significant protection for its service marks or trademarks. eCOST’s competitors or others could adopt trademarks or service marks similar to its marks, or try to prevent eCOST from using its marks, thereby impeding its ability to build brand identity and possibly leading to customer confusion. Any claim by another party against eCOST for customer confusion caused by use of eCOST’s trademarks or service marks, or eCOST’s failure to obtain registrations for its marks, could negatively affect its competitive position and could cause it to lose customers.
     eCOST has also filed an application with the U.S. Patent and Trademark Office for patent protection for its proprietary Bargain Countdown™ technology. eCOST may not be granted a patent for this technology and may not be able to enforce its patent rights if its competitors or others use infringing technology. If this occurs, eCOST’s competitive position, revenues and profitability could be negatively affected.
     Effective trademark, service mark, patent, copyright and trade secret protection may not be available in every country in which eCOST will sell its products and offer its services. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, eCOST may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. If eCOST is unable to protect or preserve the value of its trademarks, copyrights, trade secrets or other proprietary rights for any reason, eCOST’s competitive position could be negatively affected and it could lose customers.
     eCOST also relies on technologies that it licenses from related and third parties. These licenses may not continue to be available to eCOST on commercially reasonable terms, or at all, in the future. As a result, eCOST may be required to develop or obtain substitute technology of lower quality or at greater cost, which could negatively affect its competitive position, cause it to lose customers and decrease its profitability.
If third parties claim eCOST is infringing their intellectual property rights, eCOST could incur significant litigation costs, be required to pay damages, or change its business or incur licensing expenses.
     Third parties have asserted, and may in the future assert, that eCOST’s business or the technologies it uses infringe on their intellectual property rights. As a result, eCOST may be subject to intellectual property legal proceedings and claims in the ordinary course of business. eCOST cannot predict whether third parties will assert additional claims of infringement in the future or whether any future claims will prevent it from offering popular products or services.
     On July 12, 2004, eCOST received correspondence from MercExchange LLC alleging infringement of its U.S. patents relating to e-commerce and offering to license its patent portfolio to eCOST. On July 15, 2004, eCOST received a follow-up letter from MercExchange specifying which of eCOST’s technologies it believes infringe certain of its patents, alone or in combination with technologies provided by third parties. Some of those patents are currently being litigated by third parties, and eCOST is not involved in those proceedings. In addition, three of the four patents identified by MercExchange are under reexamination at the U.S. Patent and Trademark Office, which may or may not result in the modification of the claims. In the July 15(th) letter, MercExchange also advised that it has a number of applications pending for additional patents. MercExchange has filed lawsuits alleging infringement of some or all of its patents against third parties, resulting in settlements or verdicts in favor of MercExchange. At least one such verdict was appealed to the United States Court of Appeals for the Federal Circuit and was affirmed in part. The defendant in that case filed a petition for certiorari before the United States Supreme Court, which was granted in November 2005. A decision is expected before June 2006.

     If eCOST is forced to defend against these or any other third-party infringement claims, whether they are with or without merit or are determined in its favor, eCOST could face expensive and time-consuming litigation, which could result in the imposition of a preliminary injunction preventing it from continuing to operate its business as currently conducted throughout the duration of the litigation or distract eCOST’s technical and management personnel. If eCOST is found to infringe, it may be required to pay monetary damages, which could include treble damages and attorneys’ fees for any infringement that is found to be willful, and either be enjoined or required to pay ongoing royalties with respect to any technologies found to infringe. Further, as a result of infringement claims either against eCOST or against those who license technology to eCOST, eCOST may be required, or deem it advisable, to develop non-infringing technology, which could be costly and time consuming, or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable, or at all. eCOST expects that participants in its market will be increasingly subject to infringement claims as the number of competitors in the industry grows. If a third party successfully asserts an infringement claim against eCOST and it is enjoined or required to pay monetary damages or royalties or eCOST is unable to develop suitable non-infringing alternatives or license the infringed or similar technology on reasonable terms on a timely basis, eCOST’s business, results of operations and financial condition could be materially harmed.
eCOST may be liable for misappropriation of its customers’ personal information.
     Data security laws are becoming more stringent in the United States and abroad. Third parties are engaging in increased cyber attacks against companies doing business on the Internet and individuals are increasingly subjected to identity and credit card theft on the Internet. If third parties or unauthorized employees are able to penetrate eCOST’s network security or otherwise misappropriate its customers’ personal information or credit card information, or if eCOST gives third parties or its employees improper access to customers’ personal information or credit card information, eCOST could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. Liability for misappropriation of this information could decrease eCOST’s profitability. In such circumstances, eCOST also could be liable for failing to provide timely notice of a data security breach affecting certain types of personal information. In addition, the Federal Trade Commission and state agencies have brought numerous enforcement actions against Internet companies for alleged deficiencies in those companies’ privacy and data security practices, and they may continue to bring such actions. eCOST could incur additional expenses if new regulations regarding the collection, use or storage of personal information are introduced or if government agencies investigate our privacy or security practices.
     eCOST relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of sensitive customer information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that eCOST uses to protect customer transaction data. If any such compromise of security were to occur, it could subject eCOST to liability, damage its reputation and diminish the value of its brand-name. A party who is able to circumvent the security measures could misappropriate proprietary information or cause interruptions in operations. eCOST may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. eCOST’s security measures are designed to prevent security breaches, but its failure to prevent such security breaches could subject eCOST to liability, damage its reputation and diminish the value of its brand-name.
     Moreover, for the convenience of its customers, eCOST provides non-secured channels for customers to communicate. Despite the increased security risks, customers may use such channels to send personal information and other sensitive data. In addition, “phishing” incidents are on the rise. Phishing involves an online company’s customers being tricked into providing their credit card numbers or account information to someone pretending to be the online company’s representative. Such incidents have recently given rise to litigation against online companies for failing to take sufficient steps to police against such activities by third parties, and may discourage customers from using online services.

eCOST may be subject to product liability claims that could be costly and time consuming.
     eCOST sells products manufactured and distributed by third parties, some of which may be defective. If any product that eCOST sells were to cause physical injury or damage to property, the injured party or parties could bring claims against eCOST as the retailer of the product. eCOST’s insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against eCOST in excess of its insurance coverage, it could expose it to significant liability. Even unsuccessful claims could result in the expenditure of funds and management time and could decrease profitability.
Risks Related to eCOST’s Industry
eCOST’s success is tied to the continued use of the Internet and the adequacy of the Internet infrastructure.
     eCOST’s future revenues and profits, if any, substantially depend upon the continued widespread use of the Internet as an effective medium of business and communication. If use of the Internet declines or the Internet infrastructure becomes an ineffective medium for business transactions and communication, eCOST may not be able to effectively implement its growth strategy and it could lose customers. Widespread use of the Internet could decline as a result of disruptions, computer viruses or other damage to Internet servers or users’ computers. Additionally, if the Internet’s infrastructure does not expand fast enough to meet increasing levels of use, it may become a less effective medium of business transactions and communications.
The security risks of e-commerce may discourage customers from purchasing goods over the Internet.
     In order for the e-commerce market to develop successfully, eCOST and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of eCOST’s website and choose not to purchase from the website. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt operations. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Security measures may not effectively prohibit others from obtaining improper access to information. Any security breach could expose eCOST to risks of loss, litigation and liability and could seriously disrupt its operations.
Credit card fraud could decrease eCOST’s revenues and profitability.
     eCOST does not currently carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce its revenues and gross margin. eCOST may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, eCOST may be liable for fraudulent credit card transactions because it did not obtain a cardholder’s signature. If eCOST is unable to detect or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges, eCOST’s revenues and profitability could decrease.
Additional sales and use taxes could be imposed on past or future sales of eCOST’s products or other products sold on eCOST’s website, which could adversely affect eCOST’s revenues and profitability.
     In accordance with current industry practice and eCOST’s interpretation of applicable law, eCOST collects and remits sales taxes only with respect to physical shipments of goods into states where eCOST has a physical presence. If any state or other jurisdiction successfully challenges this practice and imposes sales and use taxes on orders on which eCOST does not collect and remit sales taxes, eCOST could be exposed to substantial tax liabilities for past sales and could suffer decreased sales in that state or jurisdiction in the future. In addition, a number of states, as well as the U.S. Congress, have been considering various legislative initiatives that could result in the imposition of additional sales and use taxes on Internet sales. If any of these initiatives are enacted, eCOST could be required to collect sales and use taxes in states where eCOST does not have a physical presence. Future changes in the operation of eCOST’s business also could result in the imposition of additional sales and use tax obligations. The imposition of additional sales and use taxes on past or future sales could adversely affect eCOST’s revenues and profitability.
Existing or future government regulation could expose eCOST to liabilities and costly changes in its business operations, and could reduce customer demand for its products.
     eCOST is subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, marketing and promotional practices, database protection, pricing, content, copyrights, distribution, electronic contracts, email and other communications, consumer protection, product safety, the provision of online payment services, intellectual property rights, unauthorized access (including the Computer Fraud and Abuse Act), and the characteristics and quality of products and services. It is unclear how existing laws governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may expose eCOST to liabilities and costly changes in its business operations, and could reduce customer demand. The growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. For example, California law requires notice to California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. These consumer protection laws could result in substantial compliance costs and could decrease profitability.
Laws or regulations relating to privacy and data protection may adversely affect the growth of eCOST’s Internet business or its marketing efforts.
     eCOST is subject to increasing regulation relating to privacy and the use of personal user information. For example, eCOST is subject to various telemarketing and anti-spam laws that regulate the manner in which it may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing the business. In addition, several jurisdictions, including California, have adopted legislation limiting the uses of personal user information gathered online or require online services to establish privacy policies. Pursuant to the Children’s Online Privacy Protection Act, the Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Increasingly, federal, state and foreign laws and regulations extend online privacy protection to adults. Moreover, in jurisdictions where eCOST does business, there is a trend toward requiring companies to establish procedures to notify users of privacy and security policies, to obtain prior consent from users for the collection, use and disclosure of personal information (even disclosure to affiliates), and to provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict eCOST’s ability to collect, use or transfer demographic and personal information from users, which could be costly or harm marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject eCOST to fines, penalties and damages, as well as harm to its reputation, which could decrease its revenues and profitability.
Risks Related to Our Stock
The market price of our common stock may be volatile. You may not be able to sell your shares at or above the price at which you purchased such shares.
     The trading price of our common stock may be subject to wide fluctuations in response to quarter-to- quarter fluctuations in operating results, announcements of material adverse events, general conditions in our industry or the public marketplace and other events or factors. In addition, stock markets have experienced extreme price and trading volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many technology related companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.
Our stock price could decline if a significant number of shares become available for sale, including through the registration statement of which this prospectus forms a part.
     Sales of substantial amounts of common stock in the public market as a result of this offering could reduce the market price of our common stock and make it more difficult to sell equity securities in the future. The 5,000,000 shares covered by this prospectus may be resold into the public market.
     The number of shares covered by this prospectus represents approximately 12.0% of the total number of our shares of common stock that are issued and outstanding. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels.
     As of June 30, 2006, we had issued and outstanding 564,980 warrants to purchase common stock (having an exercise price of $2.31 per share). In addition, as of March 31, 2006, we have an aggregate of 6,122,935 stock options outstanding to employees, directors and others with a weighted average exercise price of $1.30 per share. The shares of common stock that may be issued upon exercise of these warrants and options may be resold into the public market. Sales of substantial amounts of common stock in the public market as a result of the exercise of these warrants or options, or the perception that future sales of these shares could occur, could reduce the market price of our common stock and make it more difficult to sell equity securities in the future.
Our common stock is at risk for delisting from the Nasdaq Capital Market. If it is delisted, our stock price and your liquidity may be impacted.
     Our common stock is currently listed on the Nasdaq Capital Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq Capital Market. These requirements include maintaining a minimum closing bid price of $1.00. The closing bid price for our common stock has had periods of time when it traded below $1.00 for more than 30 consecutive trading days. We currently meet all the minimum continued listing requirements for the Nasdaq Capital Market.
     If we fail to maintain the standards necessary to be quoted on the Nasdaq Capital Market and our common stock is delisted, trading in our common stock would be conducted on the OTC Bulletin Board as long as we continue to file reports required by the Securities and Exchange Commission. The OTC Bulletin Board is generally considered to be a less efficient market than the Nasdaq Capital Market, and our stock price, as well as the liquidity of our Common Stock, may be adversely impacted as a result.
Our certificate of incorporation, our bylaws, our shareholder rights plan and Delaware law make it difficult for a third party to acquire us, despite the possible benefit to our stockholders.
     Provisions of our certificate of incorporation, our bylaws, our shareholder rights plan and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our certificate of incorporation provides for a classified board of directors, meaning that only approximately one-third of our directors may be subject to re-election at each annual stockholder meeting. Our certificate of incorporation also permits our Board of Directors to issue one or more series of preferred stock which may have rights and preferences superior to those of the common stock. The ability to issue preferred stock could have the effect of delaying or preventing a third party from acquiring us. We have also adopted a shareholder rights plan. These provisions could discourage takeover attempts and could materially adversely affect the price of our stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with, or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our common stock.
There are limitations on the liabilities of our directors and executive officers.
     Pursuant to our bylaws and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director’s duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction in which a director has derived an improper personal benefit.

USE OF PROCEEDS
          We will not receive any proceeds from the sale or other disposition of the common stock covered hereby by the selling stockholders.
SELLING STOCKHOLDERS
          The prospectus covers 5,000,000 shares of our common stock that have been sold to the selling stockholders identified below, in a private placement transaction.
          We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive the shares covered by this prospectus from a selling stockholder as a gift, partnership distribution or other transfer after the date of this prospectus to resell or dispose of the shares. The following table sets forth:
•	the name of each selling stockholder;

•	the number and percent of shares of our common stock that each selling stockholder reported to us as beneficially owned as of July 11, 2006; and

•	the number of shares covered hereby that may be sold or otherwise disposed of by each selling stockholder under this prospectus.
          The number of shares in the column “Number of Shares Offered” represents all of the shares that each selling stockholder may sell under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus. Except as otherwise set forth below, each selling stockholder has sole voting control over the shares shown as beneficially owned. None of the selling stockholders listed below has or has had in the past three years any position, office or other material relationship with us or any of our predecessors or affiliates. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

	Shares Owned Prior to			Shares Owned Following
	Offering			Offering
			Number of
Selling Stockholders (1)	Number	Percent (2)	Shares Offered	Number	Percent (2)
Special Situations Fund III QP, L.P.	3,785,700	9.1%	2,500,000	1,285,700	3.1%
Special Situations Fund III, L.P.	413,500	1.0%	300,000	113,500	*
Special Situations Cayman Fund, L.P.	1,066,616	2.6%	700,000	366,616	*
Special Situations Private Equity Fund, L.P.	1,500,000	3.6%	1,500,000	0	0

*	Less than 1%

(1)	MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc., (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG. Through their control of MGP, AWM and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(2)	Based on an aggregate of 41,439,800 shares of our common stock issued and outstanding on July 11, 2006.
PLAN OF DISTRIBUTION
          The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
          The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; or

•	a combination of any such methods of sale.
          The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
          The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
          The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
          Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.
          To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
          We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. We have also agreed to pay certain costs of the selling stockholders relating to the registration statement of which this prospectus constitutes a part.
          We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS
          The validity of the issuance of the common stock being offered by this prospectus has been passed upon for us by Wolff & Samson, PC.
EXPERTS
          The consolidated financial statements of PFSweb, Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2005, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
          The financial statements of eCOST.com, Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains explanatory paragraphs relating to eCOST’s liquidity and capital resources and identifying eCOST.com, Inc. as a consolidated subsidiary of PC Mall, Inc. as described in Notes 1 and 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
MATERIAL CHANGES
          On February 1, 2006, we completed our merger with eCOST, which is now a wholly-owned subsidiary of PFSweb, and issued an aggregate of 18,858,132 shares of our common stock to the former shareholders of eCOST. We are including in this prospectus, beginning on page F-1, eCOST’s Audited Financial Statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.
          Included below are pro forma financials for the year ended December 31, 2005 as well as the three months ended March 31, 2006 which reflect financial results as if the merger had taken place on January 1 of the periods presented.
UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS OF PFSWEB AND eCOST.com
          The following selected unaudited pro forma condensed combined financial statements give effect to the merger of PFSweb, Inc. (“PFSweb”) and eCOST.com, Inc. (“eCOST”) under the purchase method of accounting. The pro forma adjustments are made as if the merger had been completed on January 1 for the periods presented.
          Under the purchase method of accounting, the aggregate consideration paid is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the transaction date. Any excess purchase price is recorded as goodwill. A preliminary valuation was conducted to assist the management of PFSweb in determining the fair values of a significant portion of these assets and liabilities. This preliminary valuation has been considered in the fair values reflected in these unaudited pro forma condensed combined financial statements. The final valuation will be based on the actual net tangible and intangible assets and liabilities assumed of eCOST that existed as of the date of the completion of the merger.
          The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities resulting from integration planning. However, costs will ultimately be recorded for costs associated with integration activities that would affect amounts in the pro forma financial statements.

          These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of PFSweb and the historical consolidated financial statements and accompanying notes of eCOST included in and incorporated by reference into this prospectus. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the merger been completed as of the date presented, and are not necessarily representative of future consolidated results of operations or financial condition of the combined company.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the fiscal year ended December 31, 2005
(In thousands, except per share data)

	PFSweb,		Pro Forma			Pro Forma
	Inc.	eCOST.com	Adjustments	Notes		Combined
Condensed Combined Statements of Operations Data:
Revenues:
Product revenue, net	$252,902	$174,791	$—			$427,693
Service fee revenue	60,783	—	—			60,783
Pass-through revenue	17,972	—	—			17,972

Total revenues	331,657	174,791	—			506,448

Costs of revenues:
Cost of product revenue	235,584	164,271	(2,029)	(c	)	397,826
Cost of service fee revenue	45,597	—	—			45,597
Cost of pass-through revenue	17,972	—	—			17,972

Total costs of revenues	299,153	164,271	(2,029)			461,395

Gross profit	32,504	10,520	2,029			45,053
Percent of revenues	9.8%	6.0%				8.9%
Selling, general and administrative expenses	30,521	23,564	2,847	(a	) (c)	56,932

Income (loss) from operations	1,983	(13,044)	(818)			(11,879)
Percent of revenues	0.6%	(7.5)%				(2.3)%
Interest expense (income), net	1,729	(156)	—			1,573

Income (loss) before income taxes	254	(12,888)	(818)			(13,452)
Income tax expense (benefit)	1,001	5,350	(5,350)	(b	)	1,001

Net income (loss)	$(747)	$(18,238)	$4,532			$(14,453)

Per share data:
Net income (loss) per share:
Basic	$(0.03)					$(0.35)

Diluted	$(0.03)					$(0.35)

Weighted average number of shares outstanding:
Basic	22,394		18,858			41,252
Diluted	22,394		18,858			41,252
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the three months ended March 31, 2006
(In thousands, except per share data)

	PFSweb,		Pro Forma			Pro Forma
	Inc.	eCOST.com	Adjustments	Notes		Combined
Condensed Combined Statements of Operations Data:
Revenues:
Product revenue, net	$68,415	$34,723	$—			$103,138
Service fee revenue	15,919	—	—			15,919
Pass-through revenue	4,545	—	—			4,545

Total revenues	88,879	34,723	—			123,602

Costs of revenues:
Cost of product revenue	63,955	32,732	—			96,687
Cost of service fee revenue	11,348	—	—			11,348
Cost of pass-through revenue	4,545	—	—			4,545

Total costs of revenues	79,848	32,732	—			112,580

Gross profit	9,031	1,991	—			11,022
Percent of revenues	10.2%	5.7%				8.9%
Selling, general and administrative expenses	7,805	5,681	68	(a	)	13,554

Income (loss) from operations	1,226	(3,690)	(68)			(2,532)
Percent of revenues	0.1%	(10.6)%				(2.0)%
Interest expense, net	419	11	—			430

Income (loss) before income taxes	807	(3,701)	(68)			(2,962)
Income tax expense	216	—	—			216

Net income (loss)	$591	$(3,701)	$(68)			$(3,178)

Per share data:
Net income (loss) per share:
Basic	$0.03					$(0.08)

Diluted	$0.02					$(0.08)

Weighted average number of shares outstanding:
Basic	22,542		18,858			41,400
Diluted	24,183		18,858			41,400
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
1. Basis of Presentation and New Accounting Pronouncements
     These unaudited pro forma condensed combined financial statements have been prepared based upon historical financial information of PFSweb and eCOST giving effect to the merger transaction and other related adjustments described in these footnotes. Certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted as permitted by SEC rules and regulations. These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements. Pro forma results presented in this document may differ from previously reported information as a result of additional information known at the time of preparation.
     The unaudited pro forma information combines the historical audited consolidated statements of the Company’s operations and the historical audited statements of eCOST’s operations for the fiscal year ended December 31, 2005 and the historical unaudited consolidated statements of the Company’s operations and eCOST’s operations for the three months ended March 31, 2006 and gives effect to the merger and related events as if they had been consummated on January 1 of the periods presented. Pro forma adjustments have been made to reflect the amortization expense relating to the finite lives of certain acquired intangibles, such as trademark name and customer relationships and the reversal of the income tax benefit recognized by eCOST in 2005.
     The unaudited pro forma information does not reflect significant operational and administrative cost savings, which are referred to as synergies, that management estimates may be achieved as a result of the merger transaction, or other incremental costs that may be incurred as a direct result of the merger transaction. The unaudited pro forma net revenue and pro forma net loss are not necessarily indicative of the consolidated results of operations for future periods or the results of operations that would have been realized had the Company consolidated eCOST during the periods noted.
2. Purchase Price
     The transaction was accounted for using the purchase method of accounting for business combinations and, accordingly, the results of operations of eCOST have been included in the Company’s consolidated financial statements since the date of acquisition. For purposes of computing the purchase price, the value of the 18.9 million shares of PFSweb common stock issued was $1.42 per common share, based on the average closing price of PFSweb’s common stock on NASDAQ for the period beginning two days prior to the consummation of the merger and ending on the consummation of the merger. The following table summarizes the preliminary unaudited, estimated fair value of the assets acquired and liabilities assumed as of February 1, 2006. The Company is in the process of finalizing the purchase price allocation and, accordingly, the allocation of the purchase price is subject to adjustment (in thousands):

Cash and restricted cash	$1,053
Accounts receivable, net	5,767
Inventories	6,933
Identifiable intangibles	7,657
Property and equipment	700
Other assets	322

Total assets acquired	22,432

Trade accounts payable	8,804
Accrued expenses	3,267
Other liabilities	793

Total liabilities assumed	12,864

Net assets acquired	9,568
Estimated purchase price	28,078

Goodwill acquired	$18,510

     Estimated purchase price for eCOST is as follows (in thousands):

Number of shares of common stock issued	18,858
Multiplied by PFSweb’s stock price	$1.42

Share consideration	$26,778
Estimated transaction costs	1,300

Estimated purchase price	$28,078

     The above purchase price has been preliminarily allocated based on estimates of the fair values of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date.
     The excess of the purchase price over the fair value of the net assets acquired and liabilities assumed was allocated to goodwill. The total goodwill of $18.5 million, none of which is deductible for tax purposes, is not being amortized but is subject to an impairment test each year using a fair-value-based approach pursuant to SFAS No. 142. The Company is amortizing the identifiable intangible assets acquired on a straight-line basis over their estimated remaining useful lives.
     Intangible assets acquired consisted of the following (in thousands):

		Gross
	Amortization	Carrying
	Period	Amount
Customer relationships	8 years	$2,072
Trademark/Domain name	10 years	5,585

Total intangible assets		$7,657

3.Pro Forma Statements of Income Adjustments
     Adjustments included in the column under the heading “Pro Forma Adjustments” in the unaudited pro forma condensed combined statements of operations correspond with the following:
(a)	The adjustment to depreciation and amortization represents amortization of certain identifiable intangible assets related to acquired products, such as trademark name and customer relationships. The combined company is amortizing the fair value of the identifiable intangible assets of approximately $7.7 million with finite lives on a straight-line basis over an estimated average useful life of 8-10 years.

(b)	The adjustment represents the reversal of eCOST’s income taxes as no income tax expense or benefit would have been recorded for the operations of eCOST had such operations been combined with PFSweb for the periods presented.

(c)	Certain of eCOST’s fulfillment expenses, totaling approximately $2.0 million for the period from April 2005 to December 2005 have been reclassified to selling, general and administrative expense from cost of product revenue to be consistent with PFSweb’s financial statement presentation. Prior to April 2005, fulfillment services were provided by the previous parent company, PC Mall, and were included in the cost of product purchased from PC Mall.

4. Cost savings
     The pro forma condensed combined financial statements do not reflect the expected realization of annual recurring cost savings of approximately $4 million to $5 million in the first full year of operations. These savings are expected to result from, among other things, the reduction of overhead expenses, changes in corporate infrastructure and reduced freight costs. Although management expects that cost savings will result from the merger, there can be no assurance these cost savings will be achieved.
5. Pro Forma Net Loss Per Share
     Pro forma net loss per common share for the fiscal year ended December 31, 2005 and the three months ended March 31, 2006 have been calculated based on a pro forma basis which reflects the issuance of 18.9 million PFSweb common shares to eCOST shareholders in the merger. (In millions, except per share data)

December 31,
2005
BASIC and DILUTED
Pro forma net loss	$(14.5)
Historical PFSweb basic weighted average shares	22.4
Incremental shares issued in the merger	18.9
Pro forma combined basic weighted average shares	41.3
Pro forma basic net loss per common share	$(0.35)

March 31,
2006
BASIC and DILUTED
Pro forma net loss	$(2.9)
Historical PFSweb basic weighted average shares	22.5
Incremental shares issued in the merger	18.9
Pro forma combined basic weighted average shares	41.4
Pro forma basic net loss per common share	$(0.07)

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:
•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2006;

•	our Current Reports on Form 8-K filed with the SEC on January 24, 2006, February 1, 2006, February 14, 2006, March 30, 2006, March 31, 2006, May 15, 2006 and June 2, 2006; and

•	the description of our common stock contained in our registration statements on Form 8-A filed with the SEC on June 14, 2000.
          This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.
          Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.
          Requests for such documents should be directed to: PFSweb, Inc., 500 North Central Expressway, Plano, TX 75074 Att: Investor Relations (tel. 972-881-2900).
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a resale registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.
          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such reports and other information may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is http://www.sec.gov.

eCOST INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors
To the Shareholders of eCOST.com, Inc.
In our opinion, the accompanying balance sheets and the related statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of eCOST.com, Inc. (the “Company”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and negative cash flows from operating activities, and has an accumulated deficit at December 31, 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Prior to its spin-off in April 2005, the Company had been historically consolidated as a subsidiary of PC Mall, Inc. Consequently, the financial statements of the Company prior to the spin-off were derived from the consolidated financial statements and accounting records of PC Mall, Inc. and reflect significant assumptions and allocations. Accordingly, the financial statements do not necessarily reflect the Company’s financial position, results of operations and cash flows had it been a stand-alone company during the periods prior to the spin-off.
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
June 29, 2006

eCOST.com, Inc.
BALANCE SHEETS
(in thousands except share data)

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,640	$8,790
Restricted cash	1,150	—
Short-term investments	—	7,000
Accounts receivable, net of allowance for doubtful accounts of $984 and $199 at December 31, 2005 and 2004, respectively	5,182	2,039
Inventories, net	8,579	1,794
Prepaid expenses and other current assets	439	263
Due from Affiliate, net	—	813
Deferred income taxes	—	883

Total current assets	16,990	21,582
Restricted cash	200	—
Property and equipment, net	1,731	342
Deferred income taxes	—	4,467
Other assets	267	123

Total assets	$19,188	$26,514

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,066	$585
Accrued expenses and other current liabilities	4,321	2,635
Due to Affiliate, net	221	—
Deferred revenue	1,620	2,014

Total current liabilities	15,228	5,234

Total liabilities	15,228	5,234

Commitments and contingencies (Note 6)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding at December 31, 2005 and 2004, respectively	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized, 17,882,556 and 17,465,000 shares issued and outstanding at December 31, 2005 and 2004, respectively	18	17
Additional paid-in capital	34,251	33,834
Deferred stock-based compensation	(833)	(1,333)
Accumulated deficit	(29,476)	(11,238)

Total stockholders’ equity	3,960	21,280

Total liabilities and stockholders’ equity	$19,188	$26,514

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31,
	2005	2004	2003
Net sales	$174,791	$178,464	$109,709
Cost of goods sold (Note 9)	164,271	162,139	99,409

Gross profit	10,520	16,325	10,300
Selling, general and administrative expenses (Note 9)	23,564	18,384	9,885

Income (loss) from operations	(13,044)	(2,059)	415
Interest and other expense (income), net	(156)	(67)	76
Interest expense—PC Mall commercial line of credit (Note 8)	—	1,329	1,476
Interest income—PC Mall commercial line of credit (Note 8)	—	(1,329)	(1,476)

Income (loss) before income taxes	(12,888)	(1,992)	339
Provision (benefit) for income taxes	5,350	(784)	(5,872)

Net income (loss)	$(18,238)	$(1,208)	$6,211

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)
(in thousands)

					Capital
			Additional	Deferred	Contribution
	Common Stock		Paid-in	Stock-Based	Due to	Accumulated
	Shares	Amount	Capital	Compensation	Affiliate	Deficit	Total
Balance at December 31, 2002	14,000	$14	$126	$—	$—	$(16,241)	$(16,101)
Capital contribution from affiliate	—	—	18,000	—	—	—	18,000
Capital contribution due from affiliate	—	—	—	—	(2,543)	—	(2,543)
Affiliate utilization of deferred tax benefits, net	—	—	(1,528)	—	—	—	(1,528)

Net income	—	—	—	—	—	6,211	6,211

Balance at December 31, 2003	14,000	14	16,598	—	(2,543)	(10,030)	4,039

Issuance of common stock in connection with the initial public offering, net of offering costs	3,465	3	16,736	—	—	—	16,739
Compensatory stock option grant	—	—	2,000	(2,000)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	667	—	—	667
Non-cash stock-based compensation	—	—	839	—	—	—	839

Dividend to Affiliate	—	—	(2,543)	—	2,543	—	—
Capital contribution — income taxes	—	—	204	—	—	—	204

Net loss	—	—	—	—	—	(1,208)	(1,208)

Balance at December 31, 2004	17,465	17	33,834	(1,333)	—	(11,238)	21,280

Stock option exercises	418	1	417	—	—	—	418
Amortization of deferred stock-based compensation	—	—	—	500	—	—	500

Net loss	—	—	—	—	—	(18,238)	(18,238)

Balance at December 31, 2005	17,883	$18	$34,251	$(833)	$—	$(29,476)	$3,960

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$(18,238)	$(1,208)	$6,211
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for bad debts	785	170	32
Provision for inventory obsolescence	825	—	—
Depreciation and amortization	471	58	63
Deferred income taxes	5,350	(989)	(4,361)
Non-cash stock-based compensation expense	500	1,506	—
Affiliate utilization of deferred tax benefits, net	—	—	(1,528)
Capital contribution—income taxes	—	204	—
Changes in assets and liabilities:
Accounts receivable	(3,928)	(165)	(584)
Inventories	(7,610)	(596)	(583)
Prepaid expenses and other assets	(176)	(212)	15
Due from Affiliate, net	1,034	—	—
Other assets	(154)	(97)	(23)
Accounts payable	8,397	(367)	952
Accrued expenses and other current liabilities	1,365	888	779
Deferred revenue	(394)	669	653

Total adjustments	6,465	1,069	(4,585)

Net cash provided by (used in) operating activities	(11,773)	(139)	1,626
Cash flows from investing activities:
Restricted cash	(1,350)	—	—
Purchases of short-term investments	—	(14,000)	—
Sale of short-term investments	7,000	7,000	—
Purchases of property and equipment	(1,529)	(272)	(19)

Net cash provided by (used in) investing activities	4,121	(7,272)	(19)
Cash flows from financing activities:
Capital contribution from Affiliate	—	—	18,000
Net proceeds from initial public offering	—	18,690	—
Change in book overdraft	84	(726)	726
Payments for deferred offering costs	—	(1,941)	—
Net advances from Affiliate	—	178	(17,790)
Capital contribution due from Affiliate	—	—	(2,543)
Exercise of stock options	418	—	—

Net cash provided by (used in) financing activities	502	16,201	(1,607)

Net increase (decrease) in cash and cash equivalents	(7,150)	8,790	—
Cash and cash equivalents:
Beginning of period	8,790	—	—

End of period	$1,640	$8,790	$—

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS
(in thousands)
1. Description of Company
eCOST.com, Inc. (“we,” “us” or “our”) is a multi-category online discount retailer of new, close-out and refurbished brand-name merchandise. We currently offer over 100,000 products in twelve primary merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. Additionally, we offer several other categories of products and services, including pet supplies and flowers through various affiliate relationships. Our merchandise categories appeal to a broad range of consumer and small business customers through two shopping formats: every day low price and our proprietary Bargain Countdown™. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to our eCOST.com website. Additionally, we offer a fee-based membership program to develop customer loyalty by providing subscribers exclusive access to preferential offers. We also provide rapid response customer service utilizing a strategically located distribution center and third-party fulfillment providers, as well as customer support from online and on-call sales representatives. We offer suppliers an efficient sales channel for merchandise in all stages of the product life cycle. We carry products from leading manufacturers such as Apple, Canon, Citizen, Denon, Hewlett-Packard (“HP”), Nikon, Onkyo, Seiko and Toshiba and have access to a broad and deep selection of merchandise, including new, deeply discounted close-out and refurbished merchandise.
We were incorporated in Delaware in February 1999, as a wholly-owned subsidiary of PC Mall, Inc. In September 2004, we completed an initial public offering (“IPO”) of 3,465,000 shares of our common stock, leaving PC Mall with ownership of approximately 80.2%. On April 11, 2005, PC Mall distributed its remaining ownership interest in our company to its common stockholders by means of a special dividend (the “spin-off” or “distribution”). For purposes of these financial statements and related notes, our former Parent, PC Mall, and its wholly-owned subsidiaries excluding us are referred to as an “Affiliate.”
Prior to the spin-off, our financial statements were derived from the consolidated financial statements and accounting records of PC Mall, in which we were reported as a separate segment, using the historical results of operations and historical basis of assets and liabilities of its business. The statements of operations include expense allocations for certain corporate functions historically provided by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services, and use of office space. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to PC Mall’s other businesses, of net sales, payroll, net cost of goods sold, square footage, headcount or other relevant methods. We have not made a determination of whether these expenses are comparable to those we could have obtained from an unrelated third party. Our expenses as a separate, stand-alone company may have been higher or lower than the amounts reflected in the statements of operations. All related activity with PC Mall is reflected as payables and receivables to or from Affiliates on our balance sheet. We believe the assumptions underlying the financial statements are reasonable. However, the financial statements may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

2. Business Operations and Going Concern
We have incurred operating losses of $13,044 and $2,059, and used cash in operations of $11,773 and $139 for the years ended December 31, 2005 and 2004, respectively. While there is no single condition or event responsible for the decline in our operating results, we experienced a number of significant operational challenges related to the spin-off from PC Mall including: creating our own vendor relationships and obtaining favorable product pricing and vendor consideration; setting up our own warehouse operations and managing product fulfillment efficiently and effectively; and optimizing our advertising spend. Our inability to remediate these issues in a timely manner resulted in reduced customer satisfaction and lower sales demand. In addition, our cost structure became burdened with additional costs related to becoming a standalone public entity. These conditions raise substantial doubt as to our ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
During the fourth quarter of 2005 management evaluated various potential financing alternatives and strategic business transactions. On November 10, 2005, we entered into a letter of intent to merge with PFSweb, Inc, an international provider of integrated business process outsourcing services. On February 1, 2006 the merger transaction was completed and we became a wholly owned subsidiary of PFSweb, Inc. (“PFSweb”). Under the terms of the merger agreement, each eCOST.com shareholder received one PFSweb common share for each outstanding share of eCOST.com in a tax-free share-for-share transaction.
We believe that the merger with PFSweb creates many opportunities to implement operational and financial improvements to our business including:
▪	Leveraging PFSweb’s technological infrastructure and expertise in logistics, fulfillment and distribution to improve operating efficiencies and enhance customer service.
▪	Providing a more stable financial platform to support the business, expand credit availability with vendors, and take advantage of growth opportunities.
▪	Integrating call center, warehouse, and information technology support functions.
▪	Eliminating duplicate expenses related to compliance with public company requirements and various general and administrative corporate functions.
We had cash and cash equivalents of $1,640 as of December 31, 2005. In addition, we have an asset-based line of credit of up to $15,000 with a financial institution, which is collateralized by substantially all of our assets (see Note 8). Borrowings under the facility are limited to a percentage of eligible accounts receivable, and letter of credit availability is limited to a percentage of accounts receivable and inventory. The only borrowings under this line of credit through December 31, 2005 were letters of credit totaling $1,350 entered into during 2005 to support certain vendor obligations. The line of credit agreement requires us to meet certain financial convenants, including a covenant related to tangible net worth.
Our need for cash is dependant on our operating activities and if we do not maintain or increase sales and gross profits or control expenses, we will require additional cash in the near term. Our forecasts and projections of working capital needs require significant judgment and estimates, and there are inherent risks and uncertainty associated with such forecasts and projections. Through June 23, 2006, PFSweb has advanced $6,000 to support our ongoing working capital requirements.
Our ability to continue as a going concern for a reasonable period of time will depend on our ability to achieve the operating and financial synergies anticipated by the merger, increase net sales, improve our gross profits, and obtain funding under our bank line of credit and from PFSweb. There can be no assurance that such anticipated savings, efficiencies or funding will be achieved.

3. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
For the years ended December 31, 2005, 2004 and 2003, the statements of operations include expense allocations for certain corporate functions historically provided to us by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operations and administration, advertising services, and use of office space. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to PC Mall’s other businesses, of net sales, payroll, net cost of goods sold, square footage, headcount or other relevant measures. We have not made a determination of whether these expenses are comparable to those we could have obtained from an unrelated third party. In connection with our IPO, we entered into agreements with PC Mall to provide a variety of similar services under a fee arrangement for a specific term, some of which were amended commensurate with the spin-off. These services included inventory management and fulfillment through the date of distribution, administrative services such as accounting through the date of distribution, human resources, payroll and information services. The financial results for the years ended December 31, 2005 and 2004 reflect these contractual service arrangements, as amended.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.
Cash and Cash Equivalents
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are at risk to the extent that they exceed Federal Deposit Insurance Corporation insured amounts. To minimize this risk, we place our cash and cash equivalents with high credit quality financial institutions. Amounts receivable from credit card processors, totaling $2,261 and $1,371 at December 31, 2005 and 2004, respectively, are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.
Restricted Cash
We have cash restricted as collateral for letters of credit that secure certain vendor obligations. The letters of credit expire at various dates through February 2009.
Short-term Investments
We had a balance of $7,000 in short-term investments which we classified as available-for-sale securities at December 31, 2004, with original maturities exceeding ninety days. Consistent with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, we classified these securities as short-term at December 31, 2004. Our short-term investments were sold in their entirety throughout 2005 and a realized gain of $46 was recorded to interest and other expense (income), net for the year ended December 31, 2005.

Concentration of Credit and Business Risk
We sell the majority of our products to customers that make payment via credit card. Accounts receivable potentially subjects us to credit risk. We extend credit to business customers based upon an evaluation of the customer’s financial condition and credit history and generally do not require collateral. At December 31, 2005, one customer represented approximately 14% of trade accounts receivable, and at December 31, 2004, one customer represented approximately 16% of trade accounts receivable. No individual customer represented greater than 10% of net sales for any of the three years in the period ended December 31, 2005.
We do not have long-term contracts or arrangements with any of our vendors. Loss of any vendors could have a material adverse effect on our financial position, results of operations and cash flows. Sales of HP and HP-related products represented 28%, 27% and 21% of our net sales in 2005, 2004 and 2003, respectively.
Accounts Receivable
Accounts receivable consist primarily of amounts due from customers to whom we have extended credit as well as amounts due from vendors related to co-op advertising costs, vendor rebate programs, price protection claims and other promotions. We record vendor receivables at such time as all conditions have been met that would entitle us to receive such vendor funding and is thereby considered fully earned.
The following table presents the gross amounts of trade receivables for sales to customers on account and other receivables, which include vendor receivables and all other types of receivables as of December 31:

	2005	2004
Trade receivables	$2,854	$2,184
Other receivables	3,312	54

Total accounts receivable	6,166	2,238
Less: Allowance for doubtful accounts	(984)	(199)

Accounts receivable, net	$5,182	$2,039

We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. We extend credit to our customers based upon an evaluation of each customer’s financial condition and credit history, and generally do not require collateral. We regularly evaluate our customers’ financial condition and credit history in determining the adequacy of our allowance for doubtful accounts. We also maintain an allowance for uncollectible vendor receivables. We determine the sufficiency of the vendor receivable allowance based upon various factors, including payment history. If estimated allowances for uncollectible accounts or vendor receivables subsequently prove insufficient, additional allowances may be required.
Inventories
Inventories consist primarily of finished goods, and are stated at the lower of cost (determined under the first-in, first-out method) or market. Additionally, we do not record revenue and related cost of goods sold until delivery. As such, inventories also include goods-in-transit to customers at December 31, 2005 and 2004 of $1,425 and $1,794, respectively. Inventory reserves are established based upon our view of potential diminution in values due to inventories that are potentially slow moving or obsolete, potential excess levels of inventory or values assessed at potentially lower than cost. The reserve for inventory obsolescence was $825 and $0 at December 31, 2005 and 2004, respectively.
Advertising Costs
We produce and circulate catalogs at various dates throughout the year and receive market development funds and co-op advertising funds from vendors included in each catalog. Pursuant to Statement of Position 93-7, Reporting on Advertising Costs, the costs of developing, producing and circulating each catalog are deferred and charged to advertising expense ratably over the life of the catalog based on the revenue generated from each catalog, approximately eight weeks. In 2005, 2004 and 2003, advertising expenses, including those for catalog, internet and other methods, were $6,108, $5,945 and $3,609, respectively, and are included in selling, general and administrative expenses. Deferred advertising costs of $0 and $115 are included in prepaid expenses and other current assets at December 31, 2005 and 2004, respectively.
Market development and co-op advertising funds pursuant to Emerging Issues Task Force No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, are recognized as an offset to cost of goods sold. Market development and co-op advertising funds include an allocation credited from the Affiliate and also funds directly attributable to the Company. Market development and co-op advertising funds allocated to the Company in 2005, 2004 and 2003 were $1,362, $4,959 and $3,656, respectively. Direct market development and co-op funds in 2005, 2004 and 2003 were $4,079, $1,866 and $249, respectively.
Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as noted below. We also capitalize computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.

Computers, software and equipment	3-5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of the initial term of the lease or the economic life
Depreciation and amortization expense in 2005, 2004 and 2003 totaled $509, $55 and $42, respectively.
Disclosures about Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value because of the short-term maturity of these instruments.
Valuation of Long-Lived Assets
We review long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Changes in estimates of future cash flows attributable to the long-lived assets could result in a write-down of the asset in a future period. To date no impairment charges have been recorded.

Income Taxes
We entered into a Tax Allocation and Indemnification Agreement with PC Mall, which governs the respective rights, responsibilities and obligations of PC Mall and us after our IPO with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Allocation and Indemnification Agreement, among others, PC Mall is responsible for any U.S. federal, state or local income taxes that are determined on a consolidated, combined or unitary basis on a return that includes PC Mall (and/or one or more of its subsidiaries), on the one hand, and us (and/or one or more of our subsidiaries), on the other hand. However, in the event that we or one of our subsidiaries are included in such a return for a period, or portion thereof, beginning after the date of our IPO, we are responsible for our portion of the income tax liability in respect of the period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period, or portion thereof.
As a result of our being included in PC Mall’s consolidated federal income tax return until completion of our spin-off, PC Mall may offset any of its 2005 taxable income with any taxable loss we incur prior to our spin-off. As a result, effective with the completion of the spin-off, we ceased to be included in PC Mall’s consolidated tax returns. After the allocation, if any, of our pre-spin-off tax loss against PC Mall’s 2005 taxable income, any remaining unused operating loss allocable to us under federal tax law will carry forward to our separate federal income tax returns and will be available for us to offset taxable operating profits earned as a stand-alone company subsequent to our spin-off. Under the Tax Allocation and Indemnification Agreement, we are not allocated any remaining unused operating loss under state or local law unless required under applicable state or local law.
We account for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.
As required under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”), we evaluated both positive and negative evidence to determine whether the utilization of deferred tax assets is more likely than not. Given our recent losses incurred and quarterly trend of operating losses and the inherent risk and uncertainty associated with our forecasts and projections, we determined that under the criteria of FAS 109 it was not more likely than not that our deferred tax assets would be realized. Accordingly, we recorded a full valuation allowance against our net deferred tax assets during 2005.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities comprise costs incurred but not paid primarily for payroll, freight, advertising, professional fees and other selling, general and administrative expenses. These liabilities consist of the following as of December 31:

	2005	2004
Accrued payroll and related expenses	$457	$291
Accrued freight	545	—
Accrued advertising	605	1,140
Accrued professional fees	895	178
Other current liabilities	1,819	1,026

Accrued expenses and other current liabilities	$4,321	$2,635

Due from/to Affiliate
Due from/to Affiliate primarily represents the application of customer receipts received by PC Mall on our behalf, offset by our purchases of inventory as well as charges for services as described in Note 9 below.
Revenue Recognition
We apply the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.
Net sales include product sales, gross outbound shipping charges, and related handling fees, and to a lesser extent, third-party extended warranties and other services. We recognize revenue from product sales, net of estimated returns, promotional discounts, credit card fraud and chargebacks, and coupon redemptions, when both title and risk of loss to the products has transferred to the customer, which we have determined to occur upon receipt of products by the customer. We generally require payment by credit card upon placing an order, and to a lesser extent, grant credit to business customers on normal credit terms.
The allowance for sales returns is determined based on historical experience using our best estimates. We periodically provide incentive offers to customers including percentage discounts off current purchases and offers for future discounts subject to a minimum current purchase. Such discounts are recorded as a reduction of the related purchase price at the time of sale based on actual and estimated redemption rates. Future redemption rates are estimated using our historical experience for similar sales inducement offers.
For product sales shipped directly from our vendors to end customers, we record revenue and related costs at the gross amounts charged to the customer and paid to the vendor based on an evaluation of the criteria outlined in EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. Our evaluation is performed based on a number of factors, including whether we are the primary obligor in the transaction, have latitude in establishing prices and selecting suppliers, take title to the products sold upon shipment, bear credit risk, and bear inventory risk for returned products that are not successfully returned to third-party suppliers. We recognize revenue on extended warranties and other services for which we are not the primary obligor on a net basis.
Accounting for Stock-Based Compensation
We account for employee stock-based compensation arrangements in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations, and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”). Under APB 25, employee compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of our common stock and the amount an employee must pay to acquire the stock. The expense associated with stock-based compensation is amortized over the period the employee performs the related services, generally the vesting period.
We have adopted the provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“FAS 148”), which amends FAS 123. As permitted by SFAS 148, we continue to measure compensation cost in accordance with APB 25, and provide pro forma disclosure of net loss as if the fair-value method had been applied. Accordingly, we do not record compensation expense on issuance of stock options to employees for options granted at the then-current market value at the date of grant.
The following table illustrates the effect on net loss as if we had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation for the years ended December 31:

	2005	2004	2003
Net income (loss)—as reported	$(18,238)	$(1,208)	$6,211
Less: Stock-based compensation expense under FAS 123, net of related taxes	(2,764)	(1,101)	(90)
Add: Non-cash stock-based compensation expense included in reported loss, net of related taxes	500	913	—

Net income (loss)—pro forma	$(20,502)	$(1,396)	$6,121

The fair value of each stock option grant was estimated pursuant to FAS 123 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:

	2005	2004	2003
Estimated fair value per option granted	$4.36	$7.89	$—
Expected stock volatility	91.2%	100.0%	119.0%
Risk free interest rates	3.9%	3.6%	3.7%
Expected option lives (in years)	7.0	6.0	7.0
Expected dividend yield	—	—	—
Recent Accounting Pronouncements
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS 154 replaces APB No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Under APB 20, a change in accounting principle was recognized as a cumulative effect of accounting change in the income statement of the period of the change. SFAS 154 generally requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this standard to have a significant impact on our results of operations, financial position or cash flows.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by APB 25, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in our statements of operations. SFAS 123R requires companies to assess the most appropriate model to calculate the value of the options. We have historically used the Black-Scholes option pricing model to value options. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option pricing model. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options. In addition to the appropriate fair value model to be used for valuing share-based payments, companies are also required to determine the transition method to be used at the date of adoption. The allowed transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The SEC extended the implementation date of SFAS 123R such that the effective date of the new standard for our financial statements is the first fiscal quarter of 2006. On February 1, 2006, all outstanding stock options were cancelled in conjunction with our merger with PFSweb.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets of APB Opinion No. 29 and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of this standard to have a significant impact on our results of operations, financial position or cash flows.
In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, double freight, re-handling costs and wasted material. SFAS 151 requires that these types of costs be recognized as current period expenses regardless of whether they meet the criteria of “so abnormal” as previously provided in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this standard to have a significant impact on our results of operations, financial position or cash flows.
4. Property and Equipment
Property and equipment consist of the following at December 31:

	2005	2004
Computers, software and equipment	$1,575	$435
Furniture and fixtures	269	94
Leasehold improvements	760	177

	2,604	706
Less: Accumulated depreciation and amortization	(873)	(364)

	$1,731	$342

At December 31, 2005, leasehold improvements includes a tenant allowance of $369 related to our fulfillment center in Memphis. The accumulated depreciation on such landlord improvements was $48 as of December 31, 2005.
5. Income Taxes
The provision for income taxes consists of the following for the years ended December 31:

	2005	2004	2003
Current:
Federal	$—	$—	$6
State	—	1	21

	—	1	27

Deferred:
Federal	5,266	(669)	(5,376)
State	84	(116)	(523)

	5,350	(785)	(5,899)

Net provision (benefit)	$5,350	$(784)	$(5,872)

The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following for each of the years ended December 31:

	2005	2004	2003
Expected taxes at federal statutory tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	3.3	5.8	4.6
Change in valuation allowance	(78.5)	—	(1,774.8)
Other	(0.3)	(0.4)	2.5

Total	(41.5)%	39.4%	(1,733.7)%

The significant components of deferred tax assets and liabilities are as follows at December 31:

	2005	2004
Net operating loss carryforwards	$8,254	$4,468
Deferred stock-based compensation	761	600
Other temporary differences	1,102	282

Total	10,117	5,350
Valuation allowance	(10,117)	—

Net deferred tax assets	$—	$5,350

At December 31, 2005, we have federal and state net operating loss carryforwards of $25,828 and $6,040, respectively, which begin to expire in 2019 and 2006, respectively.
We assess the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, we consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of the net deferred assets will be realized in future periods. This assessment requires significant judgment and estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the realization of deferred tax assets.
During 2003, we released the valuation allowance based on an assessment of both positive and negative evidence with respect to our ability to realize our deferred tax benefits. Specifically, at that time, our management considered current forecasts and projections supporting the future utilization of its deferred tax benefits, recent operating results and the fact that net operating losses were not limited with respect to their utilization and are available over a remaining carryover period of approximately 15 to 18 years.
As discussed above in “Business Operations and Going Concern” (see Note 2) we incurred significant operating losses during 2005, and there is significant doubt as to our ability to continue as a going concern. As required under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”), we evaluated both positive and negative evidence to determine whether the utilization of the deferred tax assets is more likely than not. Given our recent losses incurred and quarterly trend of operating losses and the inherent risk and uncertainty associated with our forecasts and projections, we determined that under the criteria of FAS 109 it was not more likely than not that all or some portion of our deferred tax assets would be realized. Accordingly, we recorded a full valuation allowance against our net deferred tax assets during 2005.

We entered into a Tax Allocation and Indemnification Agreement with PC Mall, which governs the respective rights, responsibilities and obligations of PC Mall and us after our IPO with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Allocation and Indemnification Agreement, among others, PC Mall is responsible for any U.S. federal, state or local income taxes that are determined on a consolidated, combined or unitary basis on a return that includes PC Mall (and/or one or more of its subsidiaries), on the one hand, and us (and/or one or more of our subsidiaries), on the other hand. However, in the event that we or one of our subsidiaries are included in such a return for a period, or portion thereof, beginning after the date of our IPO, we are responsible for our portion of the income tax liability in respect of the period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period, or portion thereof.
As a result of our being included in PC Mall’s consolidated federal income tax return until completion of our spin-off, PC Mall may offset any of its 2005 taxable income with any taxable loss we incur prior to our spin-off. As a result, effective with the completion of the spin-off, we ceased to be included in PC Mall’s consolidated tax returns. After the allocation, if any, of our pre-spin-off tax loss against PC Mall’s 2005 taxable income, any remaining unused operating loss allocable to us under federal tax law will carry forward to our separate federal income tax returns and will be available for us to offset taxable operating profits earned as a stand-alone company subsequent to our spin-off. Under the Tax Allocation and Indemnification Agreement, we are not allocated any remaining unused operating loss under state or local law unless required under applicable state or local law.
6. Commitments and Contingencies
Leases
We sublease office space from PC Mall as more fully described in Note 9. We also lease 164,000 square feet for our fulfillment center in Memphis, Tennessee along with related warehouse equipment. The fulfillment center lease contains escalation clauses. Minimum annual rentals under such operating leases at December 31, 2005 were as follows:

	Total	2006	2007	2008	2009	2010	Thereafter
Operating Leases	$2,750	$580	$621	$515	$515	$481	$38
Service Agreements with our PC Mall	320	320	—	—	—	—	—

Total	$3,070	$900	$621	$515	$515	$481	$38

Additional contractual arrangements entered into with PC Mall are described in Note 9.
Legal Proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of business. We believe that the amount, and ultimate liability, if any, with respect to such claims and actions will not have any material adverse effect upon our financial position, results of operations or cash flows. There can be no assurance, however, that such actions will not be material or adversely affect our business, financial position, results of operations or cash flows.
Other Contingencies
On July 12, 2004, we received correspondence from MercExchange LLC alleging infringement of MercExchange’s U.S. patents relating to e-commerce and offering to license its patent portfolio to us. On July 15, 2004, we received a follow-up letter from MercExchange specifying which of our technologies MercExchange believes infringe certain of its patents, alone or in combination with technologies provided by third parties. Some of those patents are currently being litigated by third parties, and we are not involved in those proceedings. In addition, three of the four patents identified by MercExchange are under reexamination at the U.S. Patent and Trademark Office, which may or may not result in the modification of those claims. In the July 15 letter, MercExchange also advised us that it has a number of applications pending for additional patents. MercExchange has filed lawsuits alleging infringement of some or all of its patents against third parties, resulting in settlements or verdicts in favor of MercExchange. At least one such verdict was appealed to the United States Court of Appeals for the Federal Circuit and was affirmed in part. Based on our investigation of this matter to date, we believe that our current operations do not infringe any valid claims of the patents identified by MercExchange in these letters. There can be no assurance, however, that such claims will not be material or adversely affect our business, financial position, results of operations or cash flows.
7. Employee Benefits
Stock Option Plans
On February 1, 2006, all outstanding stock options were canceled in conjunction with the merger with PFSweb.
1999 Plan
Our 1999 Stock Incentive Plan (the “1999 Plan”) provided for the grant of various equity awards, including stock options, restricted stock and stock appreciation rights to our employees, directors and consultants. Stock option awards have only been issued under the 1999 Plan. The 1999 Plan was administered by the Compensation and Stock Option Committee of our Board of Directors. Subject to the provisions of the 1999 Plan, the Committee had the authority to select the employees, directors and consultants to whom options were granted and determine the terms of each option, including (i) the number of shares of common stock covered by the award, (ii) when the award became exercisable, (iii) the award’s exercise price, which must be at least 100%, with respect to Incentive Stock Options, and at least 85%, with respect to Non-statutory Stock Options, of the fair market value of the common stock as of the date of grant, and (iv) the term of the award (which may not exceed ten years). Our Board of Directors suspended the plan effective September 1, 2004, and accordingly no further shares are available for future grant under the 1999 Plan.
All non-employee awards have been granted to employees of PC Mall. In accordance with the provisions of EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44, stock option awards to employees of PC Mall were measured at their fair value at the date of grant and recognized as a dividend to PC Mall. The impact of applying EITF 00-23 to non-employee awards was not material. The total options outstanding to employees of PC Mall were 142,000 and 203,000 as of December 31, 2005 and 2004, respectively.
Options to purchase an aggregate of 358,400 shares of our common stock were outstanding under the 1999 Plan at a weighted average exercise price of $0.34 per share, which have terms that (i) restrict exercise based on the earlier of a corporate transaction as defined, our initial public offering or the lapse of a five or seven year period from date of grant, and (ii) for certain awards, provide repurchase rights to us at the original exercise price in the event of employee termination, which rights terminate in the event of a corporate transaction or IPO. No options were exercisable prior to our IPO which was completed on September 1, 2004, and the time-based vesting terms were not deemed substantive as the awards were effectively contingent upon a corporate transaction or our IPO. Due to such contingency, we had deemed the awards to be variable awards under APB 25 as the probability of these contingent events could not be reasonably determined. As a result of the closing of our IPO on September 1, 2004, at an offering price of $5.80 per share, we recognized a compensation charge of $839 based on the intrinsic value of these awards.

In March 2004, we granted an option to purchase 560,000 shares of common stock to our Chief Executive Officer at an exercise price of $6.43 per share. This grant resulted in the recognition of deferred non-cash stock-based compensation of $2,000 based on the estimated deemed fair value of the common stock on the date of grant of $10.00. An aggregate of 25% of the shares of common stock subject to this option vested upon the completion of our IPO. The remainder of the shares of common stock subject to this option vests in equal quarterly installments over a three-year period following the our IPO. We recorded non-cash stock-based compensation charges of $500 and $667 related to the CEO stock option for the years ended December 31, 2005 and 2004, respectively. We recognized total compensation expense of $500 and $1,506, respectively, in connection with outstanding options associated with the 1999 Plan for the years ended December 31, 2005 and 2004.
2004 Plan
In 2004, we adopted our 2004 Stock Incentive Plan. A total of 6,300,000 shares of our common stock are reserved for issuance under the our 2004 Stock Incentive Plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Commencing on the first business day of each calendar year beginning in 2005, the number of shares of stock reserved for issuance under the 2004 Stock Incentive Plan is increased annually by a number equal to 3% of the total number of shares outstanding as of December 31 of the immediately preceding year or such lesser number of shares as may be determined by the plan administrator. Notwithstanding the foregoing, of the number of shares specified above, the maximum aggregate number of shares available for grant of incentive stock options shall be 6,300,000 shares, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or capital structure. As of December 31, 2005, a total of 3,138,077 shares of common stock were available for future grant under the 2004 Stock Incentive Plan.
In accordance with the Employee Benefit Matters Agreement, dated September 1, 2004 related to our spin-off from PC Mall, all PC Mall stock options that were outstanding on the record date and unexercised on April 11, 2005, were converted to eCOST.com stock options based on a ratio equal to 1.2071 for each PC Mall option. This resulted in the issuance to PC Mall option holders of 2,715,552 eCOST options under our 2004 Stock Incentive Plan. Each of the eCOST spin-off options maintained the vesting schedules and expiry dates of their corresponding pre-conversion PC Mall stock options.
The exercise prices of the options granted under the 2004 Plan were equal to at least 100% of the fair market value of the common stock on the dates we granted the options. All options granted have been non-qualified stock options. The options granted generally vest over 4 years, accelerate vesting in the event of certain transactions, expire 10 years from the date of grant, and are subject to earlier termination under certain conditions.
The following table summarizes stock option activity under our Stock Incentive Plans:

	1999 Plan		2004 Plan		Total
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	Outstanding	Price	Outstanding	Price	Outstanding	Price
Outstanding at December 31, 2003 and 2002	506,800	$0.29	—	n/a	506,800	$0.29
Granted	560,000	$6.43	463,750	$8.98	1,023,750	$7.59
Canceled	(148,400)	$0.14	(2,250)	$8.93	(150,650)	$0.27

Outstanding at December 31, 2004	918,400	$4.05	461,500	$8.98	1,379,900	$5.70
Granted	—	n/a	1,125,000	$5.34	1,125,000	$5.34
Issued in conjunction with spin-off	—	n/a	2,715,552	$3.59	2,715,552	$3.59
Exercised	(75,600)	$0.56	(341,956)	$1.10	(417,556)	$1.00
Canceled	—	n/a	(616,179)	$8.18	(616,179)	$8.18

Outstanding at December 31, 2005	842,800	$4.37	3,343,917	$4.33	4,186,717	$4.34

The weighted-average grant-date fair value of options granted during 2005 and 2004 were $4.28 and $7.89, respectively. There were no options granted in 2003.
The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
			Weighted-		Weighted-
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Outstanding	Price
$0.14 to $0.99	743,000	3.8	$0.62	743,000	$0.62
$1.00 to $1.99	702,000	6.8	$1.41	538,000	$1.32
$2.00 to $3.99	863,000	7.9	$3.41	277,000	$3.08
$4.00 to $6.99	977,000	8.0	$6.08	530,000	$6.03
$7.00 to $17.36	902,000	8.7	$8.64	367,000	$8.36

	4,187,000	7.2	$4.34	2,455,000	$3.38

401(k) Savings Plan
Our employees who were active at the time of the spin-off are eligible to participate in PC Mall’s 401(k) Savings Plan if the employee meets the plan’s eligibility requirements. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). During 2004 and 2003, we incurred $1 and $4, respectively, of expenses related to the 401(k) matching component of this plan. The matching component was eliminated effective April 1, 2004.
8. Commercial Lines of Credit
Prior to the IPO, we were a co-borrower with joint and several liability with PC Mall and certain of its other subsidiaries (the “Borrowing Group”) under an asset-based revolving credit facility (the “Parent Commercial Line of Credit”) and a Term Note. We did not directly utilize proceeds from the facility and effective upon the closing of our IPO, were released from all of our obligations. Because we were legally a borrower under the Parent Commercial Line of Credit and the Term Note, the entire PC Mall obligation is reflected in the financial statements for periods prior to the IPO with equal amounts of interest income and expense recognized in the accompanying Statements of Operations.
We have an asset-based line of credit of up to $15,000 with a financial institution, which is collateralized by substantially all of our assets. The credit facility functions as a working capital line of credit with our borrowings restricted to a percentage of eligible accounts receivable and letter of credit availability is limited to a percentage of eligible accounts receivable and inventory. Outstanding amounts under the facility bear interest initially at the prime rate plus 0.25%. Beginning in 2006, outstanding amounts under the facility will bear interest at rates ranging from the prime rate to the prime rate plus 0.5%, depending on our financial results. The credit facility contains standard terms and conditions customarily found in similar facilities offered to similarly situated borrowers and has as its sole financial covenant a minimum tangible net worth requirement. The credit facility will mature in March 2007. The only borrowings under this line of credit through December 31, 2005 were letters of credit totaling $1,350 entered into during 2005 to support certain vendor obligations.

On November 8, 2005, our Loan and Security Agreement with the financial institution with whom we have the credit facility was amended, reducing the minimum tangible net worth requirement from $7,000 to $5,000. In consideration, we were obligated to pay the financial institution an Amendment Fee of $113. In addition, the fee payable by us to the financial institution in the event of early termination of the credit facility was increased from 0.35% of the revolving loan limit (if termination occurs between the first and second anniversaries of the credit facility) or 0.20% of the revolving loan amount (if termination occurs after the second anniversary of the loan agreement) to 0.75% of the revolving loan amount, regardless of when the termination occurs.
On March 31, 2006, in conjunction with the execution of a guaranty agreement from PFSweb to the financial institution, our Loan and Security Agreement was amended to reduce the minimum tangible net worth requirement from $5,000 to $1,000 inclusive of any loans and advances from PFSweb and to increase the available borrowings under the facility to also include a percentage of eligible inventory. In consideration, we were obligated to pay the financial institution an Amendment Fee of $45 and PFSweb provided a guaranty of all obligations under the Loan and Security Agreement to the financial institution. As of December 31, 2005, as a result of the March 2006 amendment to the minimum tangible net worth requirement, we are in compliance with our sole financial covenant.
9. Transactions with Affiliate
Since inception, PC Mall has provided various services such as administration, warehousing and distribution, information technology and use of its facilities to us. Immediately prior to the closing of the IPO, we entered into fixed-term fee agreements with PC Mall to provide for these services. Summaries of the agreements are as follows:
Administrative Services Agreement and Information Technology Systems Usage and Services Agreement
The Administrative Services Agreement and the Information Technology Systems Usage and Services Agreement entered into with PC Mall provide us with certain general and administrative services, including but not limited to, the following:
•	general accounting and finance services;

•	tax services;

•	telecommunications systems and hardware and software systems usage;

•	information technology services and related support services, including maintaining management information and reporting systems and website hosting;

•	human resources administration;

•	record maintenance;

•	credit card processing; and

•	customer database management.
As consideration for the services provided, we paid approximately $1,285, $1,717 and $1,535 in 2005, 2004 and 2003, respectively. These charges, prior to the closing of the IPO, were generally allocated and charged using a percentage of our total sales in relation to PC Mall consolidated sales and reflected what we and PC Mall considered to be a reasonable reflection of the historical utilization levels of these services required in support of our business. The Administrative Services Agreement was amended effective as of the date of the spin-off to reduce the fees and scope of services and expired in August 2005. The Technology Systems Usage and Services Agreement expires in September 2006, and either party may terminate with six months prior notice. These costs are included in Selling, General and Administrative expenses in the Statements of Operations. In addition to the above services, we were also allocated and charged a total of $166, $291 and $177 in 2005, 2004 and 2003, respectively, for other general and administrative services in the normal course of business, primarily consisting of employee benefit costs incurred by PC Mall for health, dental and other insurance plans provided to us as a subsidiary of PC Mall.

Product Sales, Inventory Management and Order Fulfillment Agreement
The Product Sales, Inventory Management and Order Fulfillment Agreement with PC Mall provided us with product sales, inventory management and order fulfillment services at the same levels as had historically been provided to us. This agreement terminated upon completion of the spin-off. Under the agreement, PC Mall provided the following services to us:
•	purchasing services, including purchasing for PC Mall’s own account and inventory to meet the projected sales requirements;

•	inventory management, including maintaining sufficient facilities, equipment, employees, vendor relationships and technology to meet our requirements; and

•	order fulfillment, including picking, packing, shipping, tracking and processing returns.
As consideration for these services, we paid approximately $3,105, $9,251 and $5,726 in 2005, 2004 and 2003, respectively. The charges included a fulfillment charge per shipment, shipping expenses at cost, restocking fees for returned products, inventory management fees and other costs. These costs are included in our Cost of Goods Sold in the Statements of Operations.
We purchased from PC Mall the majority of our products sold in 2004 and during the first half of 2005. At December 31, 2005, PC Mall is no longer one of our primary suppliers. In 2005, 2004 and 2003, PC Mall charged us $79,224, $142,622 and $82,027, respectively, for products shipped by them and, subsequent to the spin-off, sold to us.
Sublease Agreement
In January 2003, we entered into a Sublease Agreement with PC Mall for approximately 7,800 square feet of office space located at PC Mall’s corporate headquarters in Torrance, California. As a result of the Master Separation and Distribution Agreement between PC Mall and us, effective September 1, 2004, the Sublease Agreement was amended. We subleased approximately 11,000 square feet of office space at December 31, 2005. We paid monthly rent and were responsible for our proportionate share of all common area maintenance, including but not limited to amortization of leasehold improvements, real estate taxes, utilities and other operating expenses. In 2005, 2004 and 2003, we paid $437, $413 and $328, respectively, related to the use of office space. Such costs are included in our Selling, General and Administrative expenses on the Statements of Operations. The agreement provides for rent changes commensurate with the amount of space we may occupy from time to time. With an original termination of September 2007, this agreement was terminated in June 2006.
Direct and allocated costs charged from PC Mall included in the accompanying statements of operations are as follows:

	2005	2004	2003
Cost of goods sold (including cost of products, shipping and fulfillment)	$86,455	$151,873	$87,753
Selling, general and administrative expenses	1,888	2,421	2,040
As of December 31, 2005, we had a net payable due to PC Mall of $221 primarily related to fees incurred under the various service agreements described above and other miscellaneous transactions. As of December 31, 2004, we had a net receivable due from PC Mall of $831.

10. Supplemental Disclosure of Non-Cash Financing Activities

	2005	2004	2003
Net repayments under line of credit	—	$(30,676)	$8,260
Decrease in Receivable from PC Mall	—	30,676	(8,260)
In connection with our initial public offering, we paid a dividend of $2,543 to PC Mall through a settlement of the capital contribution due from PC Mall outstanding at completion of the initial public offering.
11. Subsequent Events
On February 1, 2006 we completed a merger transaction with PFSweb, Inc., an international provider of integrated business process outsourcing services. Under the terms of the merger agreement, each eCOST.com shareholder received one PFSweb common share for each outstanding share of eCOST.com in a tax-free share-for-share transaction. As a result, we became a wholly owned subsidiary of PFSweb.
On March 31, 2006, in conjunction with the execution of a guaranty agreement from PFSweb to the financial institution, our Loan and Security Agreement was amended to reduce the minimum tangible net worth requirement from $5,000 to $1,000 inclusive of any loans and advances from PFSweb. In consideration, we were obligated to pay the financial institution an Amendment Fee of $45 and PFSweb provided a guaranty of all obligations under the Loan and Security Agreement to the financial institution.
Subsequent to the merger through June 23, 2006, PFSweb has advanced $6,000 to support our ongoing working capital requirements.
The January 2003 Sublease Agreement with PC Mall for office space in Torrance, California was terminated in June 2006.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should rely only on the information provided or incorporated by reference in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction, in which it is unlawful. The information in this prospectus is current as of the date on the cover.
5,000,000 Shares
Common Stock
PFSWEB, INC.
Prospectus
July 24, 2006